Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ/MF nº 10.739.356/0001-03

NIRE 35.300.366.727 | CVM Code: 25860

Listed Company

ADMINISTRATION PROPOSAL

ANNUAL GENERAL MEETING

DATE: MARCH 20, 2026

TIME: 10:00 A.M.

INDEX

NOTICE OF MEETING	1

MANAGEMENT PROPOSAL

GENERAL INFORMATION	8

ANNEX I – MANAGEMENT’S COMMENTS ON THE COMPANY’S FINANCIAL CONDITION	12

ANNEX II – PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024	57

ANNEX III – INFORMATION ON THE CANDIDATES FOR THE COMPANY’S BOARD OF DIRECTORS	63

ANNEX IV – STATEMENT BY THE CANDIDATES FOR INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS SUBMITTED TO THE COMPANY	101

ANNEX V – INFORMATION FROM SECTION 8 OF THE REFERENCE FORM	105

i

BRBI BR PARTNERS S.A.

CNPJ/MF nº 10.739.356/0001-03

NIRE 35.300.366.727 | Código CVM: 25860

Companhia Aberta

Notice of Meeting

ANNUAL GENERAL MEETING

TO BE HELD ON MARCH 20, 2026

The shareholders of BRBI BR Partners S.A., a publicly held corporation, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 28th floor, Itaim Bibi, ZIP Code 04538-132, enrolled with the Board of Trade under NIRE 35.300.366.727 and with the National Registry of Legal Entities of the Ministry of Economy under CNPJ No. 10.739.356/0001-03, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) as a category “A” publicly held company under code 2586-0 (the “Company”), are hereby called, pursuant to Article 124 of Law No. 6,404 of December 15, 1976, as amended (the “Brazilian Corporations Law”), and Articles 4 and 6 of CVM Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”), to meet, exclusively in person, in order to ensure the authenticity and integrity of the resolutions, at the Annual General Meeting (the “AGM”), to be held on March 20, 2026, at 10:00 a.m., at the Company’s headquarters, in order to discuss and resolve upon the following matters:

(i)	to take the management’s accounts, examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2025, including the management report, the Audit Committee report and the independent auditors’ opinion;

(ii)	to resolve on the proposal for the allocation of results for the fiscal year ended December 31, 2025;

(iii)	to determine the number of members of the Company’s Board of Directors

(iv)	to elect the members of the Company’s Board of Directors; and

(v)	to fix the overall annual compensation of the Company’s management for the 2026 fiscal year.

General Instructions and Information:

Pursuant to Article 126 of the Brazilian Corporations Law, shareholders represented by proxy are requested to deliver to the Company’s headquarters the power of attorney and the documents evidencing the powers of the respective legal representative no later than 2 (two) business days prior to the date scheduled for the AGM, i.e., by 10:00 a.m. on March 18, 2026. In order to attend the AGM, shareholders must present an identification document/corporate documents and proof of ownership of the Company’s shares issued within 5 (five) days prior to the date of the AGM by the custodian institution. Detailed guidance regarding the documentation required to attend the AGM is set forth in the Administration Proposal made available by the Company at the addresses indicated below. Lastly, shareholders are advised to arrive at the venue at least 1 (one) hour in advance for registration and access to the meeting.

In the event that, due to force majeure, the AGM cannot be held in the building where the Company’s headquarters is located, the AGM shall be held at the Company’s support facility, located in the same municipality as the headquarters, at Rua Iguatemi, No. 151, 25th floor, Itaim Bibi, São Paulo, SP, ZIP Code 01451-011, pursuant to Article 5, item II, of CVM Resolution 81.

Shareholders who choose to exercise their voting rights by remote voting may: (i) transmit their voting instructions directly through the institutions and/or brokerage firms with which their shares are held in custody; (ii) transmit their voting instructions directly to the Company’s share registrar, BTG Pactual Serviços Financeiros S.A. DTVM, in accordance with the instructions set forth in the Administration Proposal; or (iii) complete the remote voting ballot (“Remote Voting Ballot”) available at the addresses indicated below and submit it directly to the Company, in accordance with the instructions contained in the Administration Proposal for the AGM. For further information, shareholders should observe the rules set forth in CVM Resolution 81, the Administration Proposal and the Remote Voting Ballot.

The election of the members of the Board of Directors shall be carried out in compliance with Articles 141 and 147 of the Brazilian Corporations Law, CVM Resolution 81 and CVM Resolution No. 80 of March 29, 2022, and at least 5% (five percent) of the voting capital is required for shareholders to request the adoption of the cumulative voting procedure, pursuant to CVM Resolution No. 70 of March 22, 2022, subject to the legal deadline of 48 (forty-eight) hours prior to the AGM for the exercise of such right. In addition, shareholders may, pursuant to Article 141, paragraphs 4 and 5, of the Brazilian Corporations Law, request a separate vote for the election of a member of the Board of Directors.

The Company further informs that the minimum ownership percentage required to request the installation of the Fiscal Council is 2% of the shares with voting rights and 1% of the shares without voting rights, pursuant to CVM Resolution No. 70 of March 22, 2022 (“Resolution 70/22”), and such request must be made at least 48 hours prior to the Shareholders’ Meeting.

Holders of American Depositary Receipts (ADRs) representing Units issued by the Company are not entitled to vote directly at the AGM. The exercise of voting rights related to the shares underlying the ADRs must be carried out exclusively through the ADR program depositary bank, Citibank N.A., in accordance with the procedures, deadlines and conditions established by such institution. ADR holders wishing to exercise their voting rights should await instructions from their brokerage firms and submit their voting instructions within the deadlines and in the manner established thereby. The Company shall not be responsible for voting instructions submitted late or not in accordance with the procedures of the depositary bank.

The Administration Proposal and all other documents and information related to the matters included in the agenda of the AGM are available to shareholders at the Company’s headquarters and on the websites of the Company (https://ri.brpartners.com.br), the CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov), pursuant to Article 124, paragraph 6, and Article 135, paragraph 3, of the Brazilian Corporations Law and CVM Resolution 81.

São Paulo, February 10, 2026.

Jairo Eduardo Loureiro Filho
Chairman of the Board of Directors

ADMINISTRATION PROPOSAL

The Board of Directors of BRBI BR Partners S.A., a publicly held corporation, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 28th floor, Itaim Bibi, ZIP Code 04538-132, enrolled with the Board of Trade under NIRE 35.300.366.727 and with the National Registry of Legal Entities of the Ministry of Finance under CNPJ No. 10.739.356/0001-03, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) as a category “A” publicly held company under code 2586-0 (the “Company”), hereby submits to the consideration of its shareholders this administration proposal (the “Administration Proposal” or the “Proposal”) regarding the matters to be resolved at the Company’s Annual general Meeting (the “AGM”), to be held on March 20, 2026, at 10:00 a.m., exclusively in person, at the Company’s headquarters, pursuant to the Notice of Call published on this date, in order to resolve upon the following agenda:

At the Annual General Meeting

(i)	to take the management’s accounts, examine, discuss and vote on the Company’s financial statements for the fiscal year ended December 31, 2025, including the management report, the Audit Committee report and the independent auditors’ opinion.

Management proposes the approval of the management’s accounts and of the Company’s individual and consolidated financial statements, including the management report, the Audit Committee report and the independent auditors’ opinion, all relating to the fiscal year ended December 31, 2025, which were duly approved by the Board of Directors at a meeting held on February 3, 2026. It should be noted that KPMG Auditores Independentes Ltda. (the “Independent Auditors”), the Company’s independent auditing firm, issued an unqualified opinion on the Company’s individual and consolidated financial statements for the fiscal year ended December 31, 2025.

Furthermore, management recommends the detailed review of the Company’s individual and consolidated financial statements (including the related notes), the management report, the Audit Committee report and the Independent Auditors’ opinion, all of which were duly made available for the shareholders’ consultation at the Company’s headquarters and on the Company’s website (https://ri.brpartners.com.br), the B3 website (www.b3.com.br) and the CVM website (www.cvm.gov.br).

Pursuant to Article 10, item III, of CVM Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), the Company informs its shareholders that the management’s comments on the Company’s financial condition for the fiscal year ended December 31, 2025, pursuant to item 2 of the Company’s Reference Form (“Reference Form”), are set forth in ANNEX I to this Proposal.

(ii)	to resolve on the proposal for the allocation of results for the fiscal year ended December 31, 2025.

For the fiscal year ended December 31, 2025, the Company recorded net income in the amount of R$ 175,072,568.44 (the “Net Income”).

Accordingly, pursuant to Article 195-A of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law”), management proposes that the shareholders approve the allocation of the Net Income as follows:

(a) R$ 8,753,628.42, corresponding to 5% of the Net Income, to the legal reserve, pursuant to Article 193 of the Brazilian Corporations Law;

(b) R$ 41,579,735.01, corresponding to 25.0% of the Net Income adjusted after the allocation to the legal reserve (“Adjusted Net Income”), for the payment of mandatory minimum dividends, pursuant to Article 202 of the Brazilian Corporations Law and Article 32 of the Company’s bylaws (“Bylaws”), which have already been advanced and paid to shareholders through the declaration of interim dividends based on the interim financial statements for the quarter ended March 31, 2025, in the total amount of R$ 31,498,711.20, charged to the profit reserve constituted in a prior fiscal year, and on the interim financial statements for the quarter ended June 30, 2025, in the total amount of R$ 37,798,453.44, charged to retained earnings, as resolved by the Company’s Board of Directors at meetings held on May 8, 2025 and August 7, 2025, respectively;

(c) R$ 108,451,318.65, corresponding to 65.21% of the Adjusted Net Income, for the payment of additional dividends to shareholders, of which: (a) R$ 27,717,429.63 were previously declared and paid to shareholders through the declaration of interim dividends based on the interim financial statements for the quarter ended June 30, 2025 (excluding the amount allocated to the mandatory minimum dividend described in item (b) above), charged to retained earnings, as resolved by the Board of Directors at a meeting held on August 7, 2025; and (b) R$ 80,733,889.02 were previously declared and paid to shareholders through the declaration of interim dividends based on the interim financial statements for the quarter ended September 30, 2025, charged to the profit reserve constituted in a prior fiscal year, as resolved by the Board of Directors at a meeting held on November 3, 2025;

(d) R$ 16,287,886.36, corresponding to 9.79% of the Adjusted Net Income, to the Investment Reserve provided for in Paragraph 2 of Article 32 of the Bylaws, pursuant to Article 194 of the Brazilian Corporations Law and Paragraph 1 of Article 32 of the Bylaws.

Additionally, management proposes the ratification of additional dividends distributed and paid to shareholders pursuant to the declarations of interim dividends based on the interim financial statements for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, as resolved by the Board of Directors at meetings held on May 8, 2025, August 7, 2025 and November 3, 2025, respectively, pursuant to Article 204, paragraph 2, of the Brazilian Corporations Law and Article 21, item (viii), and Article 32, paragraph 2, of the Bylaws.

In compliance with Article 10, sole paragraph, item II, of CVM Resolution 81, the proposal for the allocation of net income for the 2025 fiscal year, in the form of Annex A to CVM Resolution 81, is set forth in ANNEX II to this Proposal.

(iii)	to determine the number of members of the Company’s Board of Directors..

The Company’s Board of Directors is composed of a minimum of 5 (five) and a maximum of 6 (six) sitting members, and an equal number of alternate members may be elected, whether residents in Brazil or abroad, elected and removed by the Shareholders’ Meeting for a unified term of 2 (two) years, with reelection permitted, pursuant to Article 17 of the Bylaws.

Management proposes that the Board of Directors be composed of 6 (six) sitting members, 2 (two) of whom shall be independent directors.

(iv)	to elect the members of the Company’s Board of Directors.

The current members of the Company’s Board of Directors were elected at the Ordinary and Extraordinary General Meeting held on March 19, 2024, with terms of office in effect until the Annual General Meeting to be held in 2026.

Accordingly, the election of the members of the Board of Directors hereby proposed aims at the reelection of all current members of the Company’s Board of Directors, as described below, with terms of office in effect until the Annual General Meeting that resolves on the approval of the financial statements for the fiscal year ending December 31, 2027.

If such election is approved, the Company’s Board of Directors shall be composed as follows:

Sitting Members
Ricardo Fleury Cavalcanti de Albuquerque Lacerda
Jairo Eduardo Loureiro Filho
Danilo Depieri Catarucci
José Flávio Ferreira Ramos
Carla Alessandra Trematore(*)
Eduardo Bunker Gentil(*)

(*)	Candidates for independent members of the Board of Directors.

The election of the members of the Board of Directors shall be carried out in compliance with Articles 141 and 147 of the Brazilian Corporations Law, CVM Resolution 81 and CVM Resolution No. 80, of March 29, 2022, and at least 5% (five percent) of the voting capital is required for shareholders to request the adoption of the cumulative voting procedure, pursuant to CVM Resolution No. 70, of March 22, 2022, subject to the legal deadline of 48 (forty-eight) hours prior to the AGM for the exercise of such right. In addition, shareholders may, pursuant to Article 141, paragraphs 4 and 5, of the Brazilian Corporations Law, request a separate vote for the election of a member of the Board of Directors.

For information regarding management’s nominees for the composition of the Board of Directors, as well as the information applicable to items 7.3 to 7.6 of the Reference Form in connection with such nominees, pursuant to Article 11, item I, of CVM Resolution 81, please refer to ANNEX III to this Administration Proposal.

Furthermore, the Company presents, in ANNEX IV to this Administration Proposal, the statements of the candidates for independent members of the Board of Directors submitted to the Company, attesting to their compliance with the independence criteria set forth in the Level 2 Regulation of B3 S.A. – Brasil, Bolsa, Balcão.

(v)	to fix the overall annual compensation of the Company’s management for the 2026 fiscal year.

Management proposes that the overall compensation of the members of the Board of Directors and of the Executive Officers to be paid by the Company and its subsidiaries for the 2026 fiscal year be set at up to R$ 30,000,000.00 (thirty million reais).

For clarification purposes, the total overall compensation of the Company’s management paid by the Company and its subsidiaries in 2025 amounted to R$ 21,487,196.99, of which (i) R$ 4,476,246.77 were paid directly by the Company, and (ii) R$ 17,010,950.22 were paid by the Company’s subsidiaries, in accordance with the applicable corporate authorizations of each subsidiary.

The Company further clarifies that the period covered by this compensation proposal is from January 1, 2026 to December 31, 2026.

Pursuant to Article 13 of CVM Resolution 81, the information regarding management compensation set forth in item 8 of the Reference Form is included in ANNEX V to this Proposal.

CONCLUSIONS

For the reasons set forth above and in accordance with the applicable corporate legislation, the Company’s bylaws and the provisions of this Administration Proposal, the Company’s management recommends that shareholders approve the matters listed above at the Annual General Meeting to be held on March 20, 2026, as well as any other matters related thereto.

Lastly, management clarifies that this Administration Proposal is available at the Company’s headquarters and on the Company’s website (https://ri.brpartners.com.br), the B3 website (www.b3.com.br) and the CVM website (www.gov.br/cvm).

São Paulo, February 10, 2026.

Jairo Eduardo Loureiro Filho
Chairman of the Board of Directors

GENERAL INFORMATION

1	Installation of the AGM

The Annual General Meeting (“AGM”) shall, on first call, be installed with the presence of shareholders representing at least one quarter (1/4) of the Company’s total voting capital and, on second call, following the publication of a new notice, shall be installed with any number of shareholders present.

2	Guidelines for Shareholders’ Participation in the AGM

Shareholders may participate in the AGM either in person or through a duly appointed proxy, in compliance with Article 126 of Law No. 6,404 of December 15, 1976, as amended (the “Brazilian Corporations Law”) — in both cases, in person, pursuant to Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”) — or by means of the remote voting mechanisms.

2.1	Person Participation or Participation by Proxy

Any person attending the AGM must prove their status as a shareholder, pursuant to Article 126 of the Brazilian Corporations Law. If represented by proxy, the shareholder must comply with the requirements of Article 126, paragraph 1, of the Brazilian Corporations Law, by presenting the documents listed below. A shareholder who has submitted a Remote Voting Ballot may also, if so desired, attend the AGM in person, provided that such request is made in compliance with the procedures and deadlines set forth in this Administration Proposal for the AGM (the “Administration Proposal”). In this case, if the shareholder wishes to vote on the matters at the AGM during such in-person participation, the Company clarifies that all voting instructions received through a Remote Voting Ballot identified by the shareholder’s registration number with the Ministry of Finance, whether a legal entity (CNPJ/MF) or an individual (CPF/MF), as applicable, shall be disregarded, pursuant to Article 28, paragraph 2, item II, and Article 48, paragraph 5, item II, both of CVM Resolution 81.

Subject to the procedures set forth in the notice of call for the AGM (the “Notice of Call”) and in this Administration Proposal, in order to attend and vote in person, shareholders must submit to the Company the documents indicated in the Notice of Call and in this Administration Proposal.

In order to attend and vote, shareholders must evidence their status as holders of shares issued by the Company by presenting the following documents:

(i)	a statement issued by the financial institution acting as depositary of the book-entry shares held by the shareholder or in custody, pursuant to Article 126 of the Brazilian Corporations Law, and/or, with respect to shareholders participating in the fungible custody of registered shares, an account statement showing the respective shareholding position, dated no more than two (2) business days prior to the date on which the document is submitted to the Company;

(ii)	a power of attorney, duly executed in accordance with applicable law (including, but not limited to, Article 126, paragraph 1, of the Brazilian Corporations Law);

(iii)	a copy of a legally recognized identification document, with a recent photograph and nationwide validity, within its validity period, if applicable, in the case of individuals.

(iv)	a copy of the shareholder’s updated articles of incorporation/bylaws and of the document granting the representative sufficient powers to act on behalf of the shareholder at the AGM, in the case of legal entities; and

(v)	a copy of the shareholder’s updated organizational documents and of its respective administrator and/or manager (as applicable), as well as the document granting the representative sufficient powers to act on behalf of the shareholder at the AGM, in the case of investment funds.

The Company waives the requirement to submit physical originals of the shareholders’ representation documents to its headquarters, as well as the notarization of signatures on powers of attorney, notarization, consularization, apostille and sworn translation of the shareholders’ representation documents; however, a simple translation must be provided for documents that were not originally executed in Portuguese.

The Company requests that shareholders represented by proxy send, by mail to the Company’s headquarters or by e-mail, at least two (2) business days in advance, the documents listed above to ri@brpartners.com.br, to the attention of the Investor Relations Department, with the subject line “BRBI – AGM 2026”.

The Company recommends that shareholders arrive at the venue at least one (1) hour in advance for registration and access to the AGM.

2.2	Participation by Submission of the Remote Voting Ballot

The remote voting ballot must be completed if the shareholder chooses to exercise its voting rights remotely, pursuant to CVM Resolution 81 (the “Remote Voting Ballot”). In such case, it is essential that the ballot be completed with the shareholder’s full name (or corporate name) and registration number with the Ministry of Finance, whether a legal entity (CNPJ) or an individual (CPF), as well as an e-mail address for possible contact. In addition, for the Remote Voting Ballot to be deemed valid and for the votes cast therein to be counted toward the quorum of the AGM, the following instructions must be observed: (i) all fields of the ballot must be duly completed; and (ii) the shareholder or its legal representative(s), as applicable and pursuant to applicable law, must sign the Remote Voting Ballot.

Submission of the Remote Voting Ballot Directly to the Company:

In this case, the shareholder who chooses to exercise its voting rights remotely by submitting the Remote Voting Ballot directly to the Company must send the following documents by e-mail to ri@brpartners.com.brto the attention of the Investor Relations Department, with the subject line “BRBI – AGM 2026”, and ensure that the Company receives them no later than four (4) days prior to the date of the AGM, i.e., by March 16, 2026 (inclusive):

(a)	a copy of the Remote Voting Ballot related to the AGM, duly completed, initialed and signed; and

(b)	certified copies of the following documents:

(i)	for individuals: an identification document with photo (ID card, RNE, driver’s license or passport) of the shareholder;

(ii)	for legal entities: an identification document with photo (ID card, RNE, driver’s license or passport) of the legal representative and the latest consolidated articles of incorporation or bylaws, together with the corporate documents evidencing the legal representation of the shareholder; and

(iii)	for investment funds: an identification document with photo (ID card, RNE, driver’s license or passport) of the legal representative, the latest consolidated fund regulations and the articles of incorporation or bylaws of its administrator or manager, as applicable, in accordance with the fund’s voting policy, together with the corporate documents evidencing the powers of representation.

The Company waives the presentation of originals, as well as the notarization of signatures on Remote Voting Ballots signed in Brazil and the notarization and apostille of those signed abroad; however, a simple translation must be provided for documents that were not originally executed in Portuguese.

Any Remote Voting Ballot not accompanied by the documentation required to evidence shareholder status or representation shall be deemed invalid and, consequently, shall not be processed by the Company; however, it may be corrected and resubmitted by the shareholder to the Company, subject to the deadlines and procedures set forth in CVM Resolution 81.

The Company shall inform the shareholder, within three (3) business days from receipt of the documents, whether the documents received are sufficient for the vote to be considered valid.

Submission of the Remote Voting Ballot through Custody Agents:

Shareholders holding Company shares deposited with institutions and/or brokerage firms (“Custody Agents”) at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), if such institutions provide this service, shall exercise their remote voting rights in accordance with the procedures adopted by the Custody Agents with which their shares are held in custody. Shareholders whose shares are deposited with B3 and who choose to exercise their voting rights remotely must do so by transmitting their voting instructions to the Custody Agent with which their shares are held in custody, in accordance with the rules established by such Custody Agents, which will then forward such voting instructions to B3’s Central Depository. As the service of collecting and transmitting voting instructions related to the Remote Voting Ballot is optional for Custody Agents, shareholders are advised to verify whether their custodian is authorized to provide such service and the procedures, documents and information required by such custodian for the submission of voting instructions.

Submission of the Remote Voting Ballot through the Share Registrar:

Shareholders whose positions are recorded in the share registration system and whose registration details are duly updated will receive, from the Company’s share registrar, BTG Pactual Serviços Financeiros S.A. DTVM, by e-mail, the instructions for exercising their voting rights through the platform made available by the registrar. If the shareholder does not receive such information, it must contact the share registrar at escrituracao.acao@btgpactual.com to request the necessary guidance for participation and voting at the AGM.

The Remote Voting Ballot is available on the Company’s website (https://ri.brpartners.com.br), the CVM website (www.cvm.gov.br) and the B3 website (www.b3.com.br)

3	Additional Information

Additionally, the Company highlights that:

(i)	in the event of any discrepancy between a Remote Voting Ballot received directly by the Company and voting instructions collected by the share registrar (as reflected in the voting map provided by the registrar) for the same CPF or CNPJ, the voting instructions provided by the registrar shall prevail, pursuant to Article 48, paragraph 2, of CVM Resolution 81;

(ii)	pursuant to Article 44 of CVM Resolution 81, B3’s Central Depository, upon receiving voting instructions from shareholders through their respective Custody Agents, shall disregard any divergent voting instructions in relation to the same resolution issued under the same CPF or CNPJ;

(iii)	after the remote voting deadline has expired, shareholders may not change the voting instructions already submitted, except at the AGM, either in person or by proxy, upon an explicit request to disregard the voting instructions submitted via the Remote Voting Ballot, made prior to the submission of the respective matter(s) for voting; and

(iv)	pursuant to Article 49 of CVM Resolution 81, remote voting instructions shall remain valid in the event of any postponement of the AGM or if the AGM is required to be held on second call, provided that such postponement or second call does not exceed thirty (30) days from the date initially scheduled for the first call.

ANNEX I – MANAGEMENT’S COMMENTS ON THE COMPANY’S FINANCIAL CONDITION

(pursuant to Section 2 of the Reference Form, in accordance with CVM Resolution No. 80/21 and CVM Resolution No. 81/22)

2.1 - General Financial and Equity Conditions

The amounts set forth in this item 2.1 were extracted from the Company’s consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023.

(a)	Directors’ comments on general financial and equity conditions

Fiscal years ended December 31, 2025 and 2024

2025

Gross revenue from services rendered totaled R$ 319,804 thousand in the fiscal year ended December 31, 2025, representing a 12.3% decrease compared to the fiscal year ended December 31, 2024 (R$ 364,822 thousand).

Net interest income and gains/(losses) on financial instruments totaled R$ 211,576 thousand in the fiscal year ended December 31, 2025, representing a 2.2% decrease compared to the fiscal year ended December 31, 2024 (R$ 216,397 thousand).

Net income for the fiscal year ended December 31, 2025 amounted to R$ 175,073 thousand, representing a 9.6% decrease compared to the fiscal year ended December 31, 2024 (R$ 193,670 thousand).

The Company’s shareholders’ equity totaled R$ 783,298 thousand as of December 31, 2025, representing a 2.6% decrease compared to December 31, 2024 (R$ 804,590 thousand).

The Company’s total assets as of December 31, 2025 amounted to R$ 17,482,583 thousand, representing a 16.1% increase compared to December 31, 2024 (R$ 15,056,487 thousand).

With respect to the Company’s ability to meet its financial obligations, it should be noted that the Company held the following highly liquid assets:

(i) Cash and Cash Equivalents, totaling R$ 137,792 thousand as of December 31, 2025; and

(ii) Government Securities, totaling R$ 11,369,995 thousand as of the same date.

In addition, with respect to the Company’s leverage during the fiscal year, the indicators below illustrate its indebtedness levels. The Indebtedness Ratio, which considers the Company’s Total Liabilities in relation to Shareholders’ Equity, amounted to 21.32x. As for liquidity, the General Liquidity Ratio, calculated as Total Assets divided by Total Liabilities, was 1.05x. Management believes that the results reflected by the indicators below demonstrate that the Company continued to adopt a conservative financial stance, maintaining low leverage and healthy liquidity ratios.

Indebtedness and Liquidity Indicators	Metrics	December 31, 2025
Indebtedness Indicators	Total Liabilities (R$ million) | (a)	16,699.3
	Shareholders’ Equity (R$ million) | (b)	783.3
	Indebtedness Ratio | (a/b)	21.32
Liquidity Ratio	Total Assets (R$ million) | (c)	17,482.6
	Total Liabilities (R$ million) | (d)	16,699.3
	Liquidity Ratio | (c/d):	1.05x

Fiscal years ended December 31, 2024 and 2023

2024

Gross revenue from services rendered totaled R$ 364,822 thousand in the fiscal year ended December 31, 2024, representing an increase of 47.9% compared to the fiscal year ended December 31, 2023 (R$ 246,665 thousand).

Net interest income and gains/losses on financial instruments totaled R$ 216,397 thousand in the fiscal year ended December 31, 2024, representing an increase of 14.41% compared to the fiscal year ended December 31, 2023 (R$ 189,148 thousand).

Net income for the fiscal year ended December 31, 2024 amounted to R$ 193,670 thousand, representing an increase of 24.9% compared to the fiscal year ended December 31, 2023 (R$ 155,084 thousand).

The Company’s shareholders’ equity totaled R$ 804,590 thousand as of December 31, 2024, representing a 2.0% decrease compared to December 31, 2023 (R$ 820,817 thousand).

The Company’s total assets as of December 31, 2024 amounted to R$ 15,056,487 thousand, representing a 40.1% increase compared to December 31, 2023 (R$ 10,745,707 thousand).

With respect to the Company’s ability to meet its financial obligations, it should be noted that the Company held the following highly liquid assets:

(i) Cash and Cash Equivalents, totaling R$ 575,235 thousand as of December 31, 2024; and

(ii) Government Securities, totaling R$ 8,684,734 thousand as of the same date.

In addition, with respect to the Company’s leverage during the fiscal year, the indicators below illustrate its indebtedness levels. The Indebtedness Ratio, which considers the Company’s Total Liabilities in relation to Shareholders’ Equity, amounted to 17.71x. As for liquidity, the General Liquidity Ratio, calculated as Total Assets divided by Total Liabilities, was 1.06x. Management believes that the results reflected by the indicators below demonstrate that the Company continued to adopt a conservative financial stance, maintaining low leverage and healthy liquidity ratios.

Indebtedness and Liquidity Indicators	Metrics	December 31, 2024
Indebtedness Indicators	Total Liabilities (R$ million) | (a)	14,251.9
	Shareholders’ Equity (R$ million) | (b)	804.6
	Indebtedness Ratio | (a/b)	17.71x
Liquidity Ratio	Total Assets (R$ million) | (c)	15,056.5
	Total Liabilities (R$ million) | (d)	14,251.9
	Liquidity Ratio | (c/d):	1.06x

Fiscal years ended December 31, 2023 and 2022

2023

Gross revenue from services rendered totaled R$ 246,665 thousand in the fiscal year ended December 31, 2023, representing a 1.8% decrease compared to the fiscal year ended December 31, 2022 (R$ 251,046 thousand).

Net interest income and gains/losses on financial instruments totaled R$ 189,148 thousand in the fiscal year ended December 31, 2023, representing an increase of 16.4% compared to the fiscal year ended December 31, 2022.

Net income for the fiscal year ended December 31, 2023 amounted to R$ 155,084 thousand, representing an increase of 5.4% compared to the fiscal year ended December 31, 2022.

The Company’s shareholders’ equity totaled R$ 820,817 thousand as of December 31, 2023, representing an increase of 2.1% compared to December 31, 2022.

The Company’s total assets as of December 31, 2023 amounted to R$ 10,745,707 thousand, representing a 36.5% increase compared to December 31, 2022.

With respect to the Company’s ability to meet its financial obligations, it should be noted that the Company held the following highly liquid assets:

(i) Cash and Cash Equivalents, totaling R$ 287,188 thousand as of December 31, 2023; and

(ii) Government Securities, totaling R$ 6,811,820 thousand as of the same date.

In addition, with respect to the Company’s leverage during the fiscal year, the indicators below illustrate its indebtedness levels. The Indebtedness Ratio, which considers the Company’s Total Liabilities in relation to Shareholders’ Equity, amounted to 12.09x. As for liquidity, the General Liquidity Ratio, calculated as Total Assets divided by Total Liabilities, was 1.08x. Management believes that the results reflected by the indicators below demonstrate that the Company continued to adopt a conservative financial stance, maintaining low leverage and healthy liquidity ratios.

Indebtedness and Liquidity Indicators	Metrics	December 31, 2023
Indebtedness Indicators	Total Liabilities (R$ million) | (a)	9,924.9
	Shareholders’ Equity (R$ million) | (b)	820.8
	Indebtedness Ratio | (a/b)	12.09x
Liquidity Ratio	Total Assets (R$ million) | (c)	10,745.7
	Total Liabilities (R$ million) | (d)	9,924.9
	Liquidity Ratio | (c/d):	1.08x

(b) Directors’ comments on the capital structure

The Company’s Directors present below the composition of the Company’s capital structure for the last three fiscal years:

●	As of December 31, 2025, the Company’s capital structure consisted of 4.5% equity capital and 95.5% third-party capital.

●	As of December 31, 2024, the Company’s capital structure consisted of 5.3% equity capital and 94.7% third-party capital.

●	As of December 31, 2023, the Company’s capital structure consisted of 7.6% equity capital and 92.4% third-party capital.

The Directors further note that the Company has no redeemable shares outstanding.

The Company manages its capital based on capital structure optimization parameters, focusing on liquidity and leverage metrics that enable a medium-term return to shareholders consistent with the risks assumed in its operations.

(c) Directors’ comments on the Company’s ability to meet its financial obligations

The Directors believe that the Company is fully able to meet its financial obligations. The table below shows the Net Income reported by the Company for the fiscal years ended 2025, 2024 and 2023.

	Fiscal year ended December 31:
Financial and Equity Conditions (R$ million)	2025	2024	2023
Net Income	175.1	193.7	155.1

(d) Sources of funding for working capital and investments in non-current assets used

For the fiscal years ended December 31, 2025, 2024 and 2023, the Company’s main sources of funding for working capital and investments in non-current assets were cash generated from its operating activities, the issuance of Bank Deposit Certificates (CDBs), Interbank Deposit Certificates (CDIs), Real Estate Credit Bills (LCIs), Agribusiness Credit Bills (LCAs), Financial Bills (LFs), and repurchase agreement transactions, as shown below:

(R$ thousand) As of December 31	2025	2024	2023
Funding raised	15,280,539	12,525,237	8,345,808
Repurchase agreement resources	9,938,917	8,056,208	5,680,720
Client resources	1,637,964	2,627,471	2,057,405
Resources from issuance of securities	3,703,658	1,841,558	607,683

(e) Sources of funding for working capital and investments in non-current assets intended to cover liquidity shortfalls

As of the date of this Reference Form, Management does not foresee any funding needs that cannot be supported by the current or future resources available to the Company. Should additional resources be required to cover short-term liquidity shortfalls, the Company intends to continue using financing arrangements, raising funds from financial institutions, together with the generation of operating cash flow.

(f) Indebtedness levels and characteristics of such debt

(i) Relevant loan and financing agreements

Not applicable, as the Company did not have any loan or financing agreements in place during the last three fiscal years.

(ii) Other long-term relationships maintained with financial institutions

Not applicable, as the Company did not maintain any other long-term relationships with financial institutions during the last three fiscal years.

(iii) Degree of subordination among the Company’s debts

Not applicable, as the Company did not have any loan or financing agreements during the last three fiscal years.

(iv) Restrictions imposed on the Company

Including, in particular, restrictions related to indebtedness limits, incurrence of new debt, dividend distributions, asset disposals, issuance of new securities, and transfer of corporate control, and whether the issuer has complied with such restrictions.

Not applicable, as the Company did not have any loan or financing agreements during the last three fiscal years.

(g) Utilization limits of contracted financings and percentages already used

Not applicable, as the Company did not have any financing or loan agreements in place during the last three fiscal years.

(h) Significant changes in each line item of the financial statements

INCOME STATEMENTS

Below are the amounts related to the consolidated income statements for the fiscal years ended December 31, 2025, 2024 and 2023.

COMPARATIVE ANALYSIS OF CONSOLIDATED INCOME STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

CONSOLIDATED STATEMENT OF INCOME (R$ thousand)	Dec 31, 2025	%AV*	Dec 31, 2024	%AV*	YoY(%)	YoY(R$)
Interest income and gains on financial instruments	12,107,943	—	7,049,611	—	72%	5,058,332
Interest expenses and losses on financial instruments	(11,896,367)	—	(6,833,214)	—	74%	(5,063,153)
Net interest income and gains/losses on financial instruments	211,576	40%	216,397	37%	-2%	(4,821)
Service revenue	319,804	60%	364,822	63%	-12%	(45,018)
Total service revenue	319,804	60%	364,822	63%	-12%	(45,018)
Total revenues	531,380	100%	581,219	100%	-9%	(49,839)
Personnel expenses	(126,527)	-24%	(143,901)	-25%	-12%	17,374
Administrative expenses	(118,974)	-22%	(136,658)	-24%	-13%	17,684
Tax expenses	(41,410)	-8%	(45,052)	-8%	-8%	3,642
Impairment losses	(13,124)	-2%	(14,355)	-2%	-9%	1,231
Other revenues	2,135	0%	1,253	0%	70%	882
Other expenses	(829)	0%	(3,076)	-1%	-73%	2,247
Operating expenses	(298,729)	-56%	(340,891)	-59%	-13%	43,060
Income before income taxes and equity method results	232,651	44%	239,430	41%	-3%	(6,779)
Equity method results	—	—	—	—	—	—
Income before income taxes	232,651	44%	239,430	41%	-3%	(6,779)
Income taxes	(57,578)	-11%	(45,760)	-8%	26%	(11,818)
Net income for the year	175,073	33%	193,670	33%	-10%	(18,597)

*%AV	represents the amount of the line item divided by Total Revenues”.

Interest income and gains on financial instruments

Interest income and gains on financial instruments for the fiscal year ended December 31, 2025 amounted to R$ 12,107,943 thousand, representing an increase of R$ 5,058,332 thousand compared to the fiscal year ended December 31, 2024, when such income totaled R$ 7,049,611 thousand. This increase was mainly explained by higher revenues from derivatives, totaling R$ 4,551,599 thousand, and R$ 528,949 thousand from securities and marketable instruments.

Interest expenses and losses on financial instruments

Interest expenses and losses on financial instruments increased by R$ 5,063,153 thousand, reaching R$ 11,896,367 thousand in the fiscal year ended December 31, 2025, compared to R$ 6,833,214 thousand in the fiscal year ended December 31, 2024. This increase was mainly explained by higher expenses related to derivatives, amounting to R$ 5,202,982 thousand, and R$ 709,808 thousand related to securities and marketable instruments.

Net interest income and gains/losses on financial instruments

Net interest income and gains/losses on financial instruments decreased by R$ 4,821 thousand, totaling R$ 211,576 thousand in the fiscal year ended December 31, 2025, compared to R$ 216,397 thousand in the fiscal year ended December 31, 2024. This result was negatively impacted by derivative financial instruments and funding expenses.

Service revenue

Service revenue decreased by R$ 45,018 thousand, totaling R$ 319,804 thousand in the fiscal year ended December 31, 2025, compared to R$ 364,822 thousand in the fiscal year ended December 31, 2024. This decrease was mainly due to macroeconomic market factors during the period.

Other Revenues

Other revenues increased by R$ 882 thousand, totaling R$ 2,135 thousand in the fiscal year ended December 31, 2025, compared to R$ 1,253 thousand in the fiscal year ended December 31, 2024.

Total Revenues

Total revenues decreased by R$ 49,839 thousand, totaling R$ 531,380 thousand in the fiscal year ended December 31, 2025, compared to R$ 581,219 thousand in the fiscal year ended December 31, 2024.

Personnel expenses

Personnel expenses decreased by R$ 17,374 thousand, totaling R$ 126,527 thousand in the fiscal year ended December 31, 2025, compared to R$ 143,901 thousand in the fiscal year ended December 31, 2024, mainly due to a reduction in bonus provisions.

Administrative expenses

Administrative expenses decreased by R$ 17,684 thousand, totaling R$ 118,974 thousand in the fiscal year ended December 31, 2025, compared to R$ 136,658 thousand in the fiscal year ended December 31, 2024, mainly related to lower third-party service expenses.

Impairment losses

Impairment losses decreased by R$ 1,231 thousand, totaling R$ 13,124 thousand in the fiscal year ended December 31, 2025, compared to R$ 14,355 thousand in the fiscal year ended December 31, 2024, mainly related to lower provisions for credit losses.

Tax expenses

Tax expenses decreased by R$ 3,642 thousand, totaling R$ 41,410 thousand in the fiscal year ended December 31, 2025, compared to R$ 45,052 thousand in the fiscal year ended December 31, 2024, mainly due to lower PIS, COFINS and ISS taxes.

Other expenses

Other expenses decreased by R$ 2,247 thousand, totaling R$ 829 thousand in the fiscal year ended December 31, 2025, compared to R$ 3,076 thousand in the fiscal year ended December 31, 2024.

Operating expenses

Operating expenses decreased by R$ 43,060 thousand, totaling R$ 298,729 thousand in the fiscal year ended December 31, 2025, compared to R$ 340,891 thousand in the fiscal year ended December 31, 2024, due to the factors described above.

Income before income taxes and equity method results

Income before income taxes and equity method results decreased by R$ 6,779 thousand, totaling R$ 232,651 thousand in the fiscal year ended December 31, 2025, compared to R$ 239,430 thousand in the fiscal year ended December 31, 2024.

Income taxes

Income taxes increased by R$ 11,818 thousand, totaling R$ 57,578 thousand in the fiscal year ended December 31, 2025, compared to R$ 45,760 thousand in the fiscal year ended December 31, 2024, mainly due to financial realization of financial assets measured at fair value through profit or loss.

Net income

Net income for the fiscal year ended December 31, 2025 amounted to R$ 175,073 thousand, representing a 9.6% decrease compared to the fiscal year ended December 31, 2024, due to the factors described above.

COMPARATIVE ANALYSIS OF CONSOLIDATED INCOME STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

CONSOLIDATED STATEMENT OF INCOME (R$ thousand)	Dec 31, 2024	%AV*	Dec 31, 2023	%AV*	YoY(%)	YoY(R$)
Interest income and gains on financial instruments	7,049,611	—	6,310,038	—	12%	739,573
Interest expenses and losses on financial instruments	(6,833,214)	—	(6,120,890)	—	12%	(712,324)
Net interest income and gains/losses on financial instruments	216,397	37%	189,148	43%	14%	27,249
Service revenue	364,822	63%	246,665	57%	48%	118,157
Total service revenue	364,822	63%	246,665	57%	48%	118,157
Total revenues	581,219	100%	435,813	100%	33%	145,406
Personnel expenses	(143,901)	-25%	(122,500)	-28%	17%	(21,401)
Administrative expenses	(136,658)	-24%	(72,045)	-17%	90%	(64,613)
Tax expenses	(45,052)	-8%	(36,705)	-8%	23%	(8,347)
Impairment losses	(14,355)	-2%	(1,490)	0%	863%	(12,865)
Other revenues	1,253	0%	1,281	0%	-2%	(28)
Other expenses	(2,178)	0%	(4,588)	-1%	-53%	2,410
Operating expenses	(340,891)	-58.7%	(236,047)	-54.2%	44%	(104,844)
Non-operating result	(898)	0%	463	0%	-294%	(1,361)
Income before income taxes and equity method results	239,430	41%	200,229	46%	20%	39,201
Equity method results	—	—	—	—	—	—
Income before income taxes	239,430	41%	200,229	46%	20%	39,201
Income taxes	(45,760)	-8%	(45,145)	-10%	1%	(615)
Net income for the year	193,670	33%	155,084	36%	25%	38,586

%AV	represents the amount of the line item divided by Total Revenues”.

Interest income and gains on financial instruments

Interest income and gains on financial instruments for the fiscal year ended December 31, 2024 amounted to R$ 7,049,611 thousand, representing an increase of R$ 739,573 thousand compared to the fiscal year ended December 31, 2023, in which interest income and gains on financial instruments totaled R$ 6,310,038 thousand. This increase was mainly explained by higher revenues from derivatives, amounting to R$ 667,859 thousand, and R$ 82,013 thousand from securities and marketable instruments.

Interest expenses and losses on financial instruments

Interest expenses and losses on financial instruments increased by R$ 712,324 thousand, reaching R$ 6,833,214 thousand in the fiscal year ended December 31, 2024, compared to R$ 6,120,890 thousand in the fiscal year ended December 31, 2023. This increase is mainly attributable to higher expenses related to transactions in securities and marketable instruments totaling R$ 879,599 thousand, resulting from market fluctuations affecting the portfolio during the period, as well as a reduction of R$ 236,843 thousand in derivative expenses in the year-over-year comparison.

Net interest income and gains / losses on financial instruments

Net interest income and gains on financial instruments increased by R$ 27,249 thousand, totaling R$ 216,397 thousand in the fiscal year ended December 31, 2024, compared to R$ 189,148 thousand in the fiscal year ended December 31, 2023. This result was positively impacted by derivative financial instruments and by the portfolio of private and government securities.

Service Revenue

Service revenue increased by R$ 118,157 thousand, reaching R$ 364,822 thousand in the fiscal year ended December 31, 2024, compared to R$ 246,665 thousand in the fiscal year ended December 31, 2023. This increase was mainly driven by macroeconomic market factors during the period under review.

Other Revenues

Other revenues decreased by R$ 28 thousand, totaling R$ 1,253 thousand in the fiscal year ended December 31, 2024, compared to R$ 1,281 thousand in the fiscal year ended December 31, 2023.

Total Revenues

Total Revenues increased by R$ 145,406 thousand, reaching R$ 581,219 thousand in the fiscal year ended December 31, 2024, compared to R$ 435,813 thousand in the fiscal year ended December 31, 2023.

Personnel expenses

Personnel expenses increased by R$ 21,401 thousand, reaching R$ 143,901 thousand in the fiscal year ended December 31, 2024, compared to R$ 122,500 thousand in the fiscal year ended December 31, 2023. This variation was mainly due to an increase in headcount and salary adjustments.

Administrative expenses

Administrative expenses increased by R$ 64,613 thousand, reaching R$ 136,658 thousand in the fiscal year ended December 31, 2024, compared to R$ 72,045 thousand in the fiscal year ended December 31, 2023. This increase is mainly related to third-party service expenses and financial system services.

Impairment losses

Impairment losses increased by R$ 12,865 thousand, reaching R$ 14,355 thousand in the fiscal year ended December 31, 2024, compared to R$ 1,490 thousand in the fiscal year ended December 31, 2023. This increase mainly relates to provisions for losses on other receivables.

Tax expenses

Tax expenses increased by R$ 8,347 thousand, reaching R$ 45,052 thousand in the fiscal year ended December 31, 2024, compared to R$ 36,705 thousand in the fiscal year ended December 31, 2023. This increase is related to PIS, COFINS and ISS taxes on service revenues and financial results for the fiscal year ended December 31, 2024, which were higher than those recorded in 2023.

Other expenses

Other expenses decreased by R$ 2,410 thousand, totaling R$ 2,178 thousand in the fiscal year ended December 31, 2024, compared to R$ 4,588 thousand in the fiscal year ended December 31, 2023. This decrease relates to other operating expenses incurred during the fiscal year ended December 31, 2024.

Operating expenses

Operating expenses increased by R$ 104,844 thousand, reaching R$ 340,891 thousand in the fiscal year ended December 31, 2024, compared to R$ 236,047 thousand in the fiscal year ended December 31, 2023, due to the factors described above.

Income before income taxes and equity method results

Income before income taxes and equity method results increased by R$ 39,201 thousand, reaching R$ 239,430 thousand in the fiscal year ended December 31, 2024, compared to R$ 200,229 thousand in the fiscal year ended December 31, 2023. This increase was driven by the strong operating performance resulting from the factors described above.

Income taxes

Income taxes increased by R$ 615 thousand, reaching R$ 45,760 thousand in the fiscal year ended December 31, 2024, compared to R$ 45,145 thousand in the fiscal year ended December 31, 2023. This increase is mainly due to the increase in operating income and taxable profit.

Net income

Net income for the fiscal year ended December 31, 2024 amounted to R$ 193,670 thousand, representing an increase of 24.9% compared to the fiscal year ended December 31, 2023, when net income totaled R$ 155,084 thousand. This variation occurred due to the factors described above.

COMPARATIVE ANALYSIS OF CONSOLIDATED INCOME STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

CONSOLIDATED STATEMENT OF INCOME (R$ thousand)	Dec 31, 2023	%AV*	Dec 31, 2022	%AV*	YoY(%)	YoY(R$)
Interest income and gains on financial instruments	6,310,038	—	3,427,169	—	84%	2,882,869
Interest expenses and losses on financial instruments	(6,120,890)	—	(3,264,712)	—	87%	(2,856,178)
Net interest income and gains/losses on financial instruments	189,148	43%	162,457	39%	16%	26,691
Service revenue	246,665	57%	251,046	61%	-2%	(4,381)
Total service revenue	246,665	57%	251,046	61%	-2%	(4,381)
Total revenues	435,813	100%	413,503	100%	5%	22,310
Personnel expenses	(122,500)	-28%	(85,278)	-21%	44%	(37,222)
Administrative expenses	(72,045)	-17%	(53,728)	-13%	34%	(18,317)
Tax expenses	(36,705)	-8%	(39,049)	-9%	-6%	2,344
Impairment losses (reversal)	(1,490)	0%	249	0%	-698%	(1,739)
Other revenues	1,281	0%	833	0%	54%	448
Other expenses	(4,588)	-1%	(3,158)	-1%	45%	(1,430)
Operating expenses	(236,047)	-54.2%	(180,131)	-43.6%	31%	(55,916)
Non-operating result	463	0%	(1,152)	0%	-140%	1,615
Income before income taxes and equity method results	200,229	46%	232,220	56%	-14%	(31,991)
Equity method results	—	—	—	—	—	—
Income before income taxes	200,229	46%	232,220	56%	-14%	(31,991)
Income taxes	(45,145)	-10%	(85,119)	-21%	-47%	39,974
Net income for the year	155,084	36%	147,101	36%	5%	7,983

*%AV	represents the amount of the line item divided by Total Revenues”.

Interest income and gains on financial instruments

Interest income and gains on financial instruments for the fiscal year ended December 31, 2023 amounted to R$ 6,310,038 thousand, representing an increase of R$ 2,882,869 thousand compared to the fiscal year ended December 31, 2022, when such income totaled R$ 3,427,169 thousand. This increase was mainly explained by higher revenues from derivatives, totaling R$ 2,551,076 thousand, and R$ 772,236 thousand from securities and marketable instruments.

Interest expenses and losses on financial instruments

Interest expenses and losses on financial instruments increased by R$ 2,856,178 thousand, reaching R$ 6,120,890 thousand in the fiscal year ended December 31, 2023, compared to R$ 3,264,712 thousand in the fiscal year ended December 31, 2022. This increase is mainly attributable to higher expenses related to derivative transactions, amounting to R$ 2,217,216 thousand, resulting from market fluctuations affecting the derivatives portfolio during the period.

Net interest income and gains / losses on financial instruments

Net interest income and gains on financial instruments increased by R$ 26,691 thousand, totaling R$ 189,148 thousand in the fiscal year ended December 31, 2023, compared to R$ 162,457 thousand in the fiscal year ended December 31, 2022. This result was positively impacted by derivative financial instruments and the portfolio of private and government securities.

Service Revenue

Service revenue decreased by R$ 4,381 thousand, reaching R$ 246,665 thousand in the fiscal year ended December 31, 2023, compared to R$ 251,046 thousand in the fiscal year ended December 31, 2022. This slight reduction was due to macroeconomic market factors during the period under review.

Other Revenues

Other revenues increased by R$ 448 thousand, totaling R$ 1,281 thousand in the fiscal year ended December 31, 2023, compared to R$ 833 thousand in the fiscal year ended December 31, 2022. This increase was mainly due to the recovery and reimbursement of expenses recognized during the period.

Total Revenues

Total revenues increased by R$ 22,310 thousand, reaching R$ 435,813 thousand in the fiscal year ended December 31, 2023, compared to R$ 413,503 thousand in the fiscal year ended December 31, 2022.

Personnel expenses

Personnel expenses increased by R$ 37,222 thousand, totaling R$ 122,500 thousand in the fiscal year ended December 31, 2023, compared to R$ 85,278 thousand in the fiscal year ended December 31, 2022. This increase was mainly due to a higher extraordinary bonus provision.

Administrative expenses

Administrative expenses increased by R$ 18,317 thousand, reaching R$ 72,045 thousand in the fiscal year ended December 31, 2023, compared to R$ 53,728 thousand in the fiscal year ended December 31, 2022. This increase mainly relates to third-party services, data processing and financial system services.

Tax expenses

Tax expenses decreased by R$ 2,344 thousand, totaling R$ 36,705 thousand in the fiscal year ended December 31, 2023, compared to R$ 39,049 thousand in the fiscal year ended December 31, 2022. This decrease relates to PIS and COFINS taxes on financial results.

Other expenses

Other expenses increased by R$ 1,430 thousand, totaling R$ 4,588 thousand in the fiscal year ended December 31, 2023, compared to R$ 3,158 thousand in the fiscal year ended December 31, 2022, mainly due to other operating expenses incurred during the period.

Operating expenses

Operating expenses increased by R$ 55,916 thousand, reaching R$ 236,047 thousand in the fiscal year ended December 31, 2023, compared to R$ 180,131 thousand in the fiscal year ended December 31, 2022, due to the factors described above.

Income before income taxes and equity method results

Income before income taxes and equity method results decreased by R$ 31,991 thousand, totaling R$ 200,229 thousand in the fiscal year ended December 31, 2023, compared to R$ 232,220 thousand in the fiscal year ended December 31, 2022.

Income taxes

Income taxes decreased by R$ 39,974 thousand, totaling R$ 45,145 thousand in the fiscal year ended December 31, 2023, compared to R$ 85,119 thousand in the fiscal year ended December 31, 2022, mainly due to changes in operating income and taxable profit.

Net income

Net income for the fiscal year ended December 31, 2023 amounted to R$ 155,084 thousand, representing an increase of 5% compared to the fiscal year ended December 31, 2022, when net income totaled R$ 147,101 thousand.

CONSOLIDATED BALANCE SHEETS

Below are the consolidated balance sheets as of December 31, 2025, 2024 and 2023.

COMPARATIVE ANALYSIS OF CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024

The table below presents the main changes in the balance sheet accounts as of December 31, 2025 compared to December 31, 2024.

Assets	Dec 31, 2025	AV*	Dec 31, 2024	AV*	Var (%)
(R$ thousands, except when percentual)
ASSET
Cash and cash equivalents	137,792	1%	575,235	4%	-76%
Financial assets at fair value through profit or loss	11,712,650	67%	9,273,217	62%	26%
– Government securities	11,369,995	65%	8,684,734	58%	31%
– Private securities	174,349	1%	405,612	3%	-57%
– Investment fund units	168,306	1%	182,871	1%	-8%
Financial assets at fair value through other comprehensive income	3,308,755	19%	2,379,657	16%	39%
– Private securities	1,385,470	8%	1,063,568	7%	30%
– Investment fund units	1,923,285	11%	1,316,089	9%	46%
Derivative financial instruments	1,023,349	6%	1,071,190	7%	-4%
Financial assets at amortized cost	1,124,190	6%	1,576,438	10%	-29%
– Credit operations	184,958	1%	346,523	2%	-47%
– Other financial assets at amortized cost	939,232	5%	1,229,915	8%	-24%
Other assets	26,874	0%	27,260	0%	-1%
Deferred tax assets	92,425	1%	95,639	1%	-3%
Property and equipment	44,265	0%	42,329	0%	5%
Intangible assets	12,283	0%	15,522	0%	-21%
Total assets	17,482,584	100%	15,056,487	100%	16%

*%AV = % of Total Assets”.

LIABILITIES AND SHAREHOLDERS’ EQUITY	Dec 31, 2025	AV*	Dec 31, 2024	AV*	Var (%)
(R$ thousands, except when percentual)
LIABILITIES
Financial liabilities at fair value through profit or loss	33,222	—	—	—	—
Financial liabilities at amortized cost	16,062,202	92%	13,664,510	91%	18%
– Repurchase agreement resources	9,938,917	57%	8,056,208	54%	23%
– Client resources	1,637,964	9%	2,627,471	17%	-38%
– Resources from issuance of securities	3,703,658	21%	1,841,558	12%	101%
– Other financial liabilities	781,663	4%	1,139,273	8%	-31%
Derivative financial instruments	344,451	2%	317,315	2%	9%
Accounts payable	53,934	0%	93,253	1%	-42%
– Suppliers	11,243	0%	16,022	0%	-30%
– Other accounts payable	42,691	0%	77,231	1%	-45%
Taxes payable	19,998	0%	12,806	0%	56%
Current tax liabilities	9,382	0%	15,914	0%	-41%
Deferred tax liabilities	176,096	1%	148,099	1%	19%
Total liabilities	16,699,285	96%	14,251,897	95%	17%

Shareholders’ equity
Share capital	674,940	4%	674,940	4%	0%
Capital reserve	(30,193)	0%	(30,193)	0%	0%
Profit reserves	149,025	1%	169,245	1%	-12%
Other comprehensive income	(10,474)	0%	(9,402)	0%	11%
Total shareholders’ equity	783,298	4%	804,590	5%	-3%
Total liabilities and shareholders’ equity	17,482,583	100%	15,056,487	100%	16%

*%AV	represents the amount of the respective line item divided by the amount of “Total Liabilities and Shareholders’ Equity”.

Assets

Total assets amounted to R$ 15,056,487 thousand as of December 31, 2024, compared to R$ 17,482,583 thousand as of December 31, 2025, representing an increase of 16.1%. This increase was mainly due to the following events: (i) an increase in investments in government securities, represented by Treasury Financial Bills (Letras Financeiras do Tesouro), Treasury Notes (Notas Financeiras do Tesouro) and National Treasury Bills (Letras do Tesouro Nacional), from R$ 8,684,734 thousand as of December 31, 2024 to R$ 11,369,995 thousand as of December 31, 2025; and (ii) an increase in financial assets at fair value through other comprehensive income, from R$ 2,379,657 thousand as of December 31, 2024 to R$ 3,308,755 thousand as of December 31, 2025.

Liabilities

Total liabilities amounted to R$ 14,251,897 thousand as of December 31, 2024, compared to R$ 16,699,285 thousand as of December 31, 2025, representing an increase of 17.2%. This increase was mainly driven by the following movements: (i) an increase in the balance of repurchase agreement transactions, from R$ 8,056,208 thousand as of December 31, 2024 to R$ 9,938,917 thousand as of December 31, 2025; and (ii) an increase in resources from the issuance of securities, from R$ 1,841,558 thousand as of December 31, 2024 to R$ 3,703,658 thousand as of December 31, 2025, considering the issuance of Financial Bills eligible as supplementary capital and Basel II capital instruments.

Shareholders’ Equity

The Company’s shareholders’ equity decreased by 2.6%, from R$ 804,590 thousand as of December 31, 2024 to R$ 783,298 thousand as of December 31, 2025. This reduction is related to the effects of equity changes recognized during the fiscal year

COMPARATIVE ANALYSIS OF THE BALANCE SHEETS AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023

The table below presents the main changes in the balance sheet accounts as of December 31, 2024 compared to December 31, 2023.

Assets	Dec 31, 2024	AV*	Dec 31, 2023	AV*	Var (%)
(R$ thousands, except when percentual)
ASSET
Cash and cash equivalents	575,235	4%	287,188	3%	200%
Financial assets at fair value through profit or loss	9,273,217	62%	7,718,246	72%	120%
– Government securities	8,684,734	58%	6,811,802	63%	127%
– Private securities	405,612	3%	741,657	7%	55%
– Investment fund units	182,871	1%	164,787	2%	111%
Financial assets at fair value through other comprehensive income	2,379,657	16%	1,190,450	11%	200%
– Private securities	1,063,568	7%	707,383	7%	150%
– Investment fund units	1,316,089	9%	483,067	4%	272%
Derivative financial instruments	1,071,190	7%	236,186	2%	454%
Financial assets at amortized cost	1,576,438	10%	1,198,556	11%	132%
– Credit operations	346,523	2%	199,686	2%	174%
– Other financial assets at amortized cost	1,229,915	8%	998,870	9%	123%
Other assets	27,260	0%	27,302	0%	100%
Deferred tax assets	95,639	1%	25,229	0%	379%
Property and equipment	42,329	0%	44,063	0%	96%
Intangible assets	15,522	0%	18,487	0%	84%
Total assets	15,056,487	100%	10,745,707	100%	140%

*%AV = % of Total Assets”.

LIABILITIES AND SHAREHOLDERS’ EQUITY	Dec 31, 2024	AV*	Dec 31, 2023	AV*	Var (%)
(R$ thousands, except when percentual)
LIABILITIES
Financial liabilities at amortized cost	13,664,510	91%	9,289,745	86%	147%
– Repurchase agreement resources	8,056,208	54%	5,680,720	53%	142%
– Client resources	2,627,471	17%	2,057,405	19%	128%
– Resources from issuance of securities	1,841,558	12%	607,683	6%	303%
– Other financial liabilities	1,139,273	8%	943,937	9%	121%
Derivative financial instruments	317,315	2%	425,537	4%	75%
Accounts payable – Suppliers	93,253	1%	16,022	0%	105%
Accounts payable – Other	77,231	1%	84,056	1%	92%
Taxes payable	12,806	0%	26,749	0%	48%
Current tax liabilities	15,914	0%	23,848	0%	67%
Deferred tax liabilities	148,099	1%	70,228	1%	211%
Total liabilities	14,251,897	95%	9,924,890	92%	144%

Shareholders’ equity
Share capital	674,940	4%	674,940	6%	100%
Capital reserve	(30,193)	0%	(30,193)	0%	100%
Profit reserves	169,245	1%	180,317	2%	94%
Other comprehensive income	(9,402)	0%	(4,247)	0%	221%
Total shareholders’ equity	804,590	5%	820,817	8%	98%
Total liabilities and shareholders’ equity	15,056,487	100%	10,745,707	100%	140%

Assets

Total assets amounted to R$ 10,745,707 thousand as of December 31, 2023, compared to R$ 15,056,487 thousand as of December 31, 2024, representing an increase of 40.1%. This increase was mainly due to the following events: (i) an increase in investments in government securities, represented by Treasury Financial Bills (Letras Financeiras do Tesouro), Treasury Notes (Notas Financeiras do Tesouro) and National Treasury Bills (Letras do Tesouro Nacional), from R$ 6,811,802 thousand as of December 31, 2023 to R$ 8,684,734 thousand as of December 31, 2024; (ii) an increase in investments in private securities, represented by Real Estate Receivables Certificates (CRIs), Agribusiness Receivables Certificates (CRAs), debentures, Rural Product Notes (CPRs) and commercial notes, from R$ 1,449,040 thousand as of December 31, 2023 to R$ 1,469,180 thousand as of December 31, 2024; and (iii) an increase in financial assets at amortized cost, from R$ 1,198,556 thousand as of December 31, 2023 to R$ 1,576,438 thousand as of December 31, 2024..

Liabilities

Total liabilities amounted to R$ 9,924,890 thousand as of December 31, 2023, compared to R$ 14,251,897 thousand as of December 31, 2024, representing an increase of 43.6%. This increase was mainly driven by the following movements: (i) an increase in the balance of repurchase agreement transactions, from R$ 5,680,720 thousand as of December 31, 2023 to R$ 8,056,208 thousand as of December 31, 2024; (ii) an increase in client resources, from R$ 2,057,405 thousand as of December 31, 2023 to R$ 2,627,471 thousand as of December 31, 2024; (iii) an increase in resources from the issuance of securities, from R$ 607,683 thousand as of December 31, 2023 to R$ 1,841,558 thousand as of December 31, 2024, considering the issuance of Financial Bills eligible as supplementary capital and Basel II capital instruments; (iv) an increase in accounts payable to suppliers, from R$ 4,727 thousand as of December 31, 2023 to R$ 16,022 thousand as of December 31, 2024; (v) an increase in deferred tax liabilities, from R$ 70,228 thousand as of December 31, 2023 to R$ 148,099 thousand as of December 31, 2024; and (vi) an increase in other financial liabilities, from R$ 943,937 thousand as of December 31, 2023 to R$ 1,139,273 thousand as of December 31, 2024.

Shareholders’ Equity

The Company’s shareholders’ equity decreased by 2.0%, from R$ 820,817 thousand as of December 31, 2023 to R$ 804,590 thousand as of December 31, 2024. This reduction is related to the effects of equity changes recognized during the fiscal year.

COMPARATIVE ANALYSIS OF THE BALANCE SHEETS AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022

The table below presents the main changes in the balance sheet accounts as of December 31, 2023 compared to December 31, 2022.

Assets	Dec 31, 2023	AV*	Dec 31, 2022	AV*	Var (%)
(R$ thousands, except when percentual)
ASSET
Cash and cash equivalents	287,188	3%	77,470	1%	371%
Financial assets at fair value through profit or loss	7,718,246	72%	6,361,883	81%	121%
– Government securities	6,811,802	63%	5,727,370	73%	119%
– Private securities	741,657	7%	445,733	6%	166%
– Investment fund units	164,787	2%	188,780	2%	87%
Financial assets at fair value through other comprehensive income	1,190,450	11%	780,966	10%	152%
– Private securities	707,383	7%	746,216	9%	95%
– Investment fund units	483,067	4%	34,750	0%	1,390%
Derivative financial instruments	236,186	2%	267,367	3%	88%
Financial assets at amortized cost	1,198,556	11%	274,999	3%	436%
– Credit operations	199,686	2%	237,537	3%	84%
– Other financial assets at amortized cost	998,870	9%	37,462	0%	2,666%
Other assets	27,302	0%	22,144	0%	123%
Deferred tax assets	25,229	0%	24,957	0%	101%
Property and equipment	44,063	0%	46,596	1%	95%
Intangible assets	18,487	0%	14,673	0%	126%
Total assets	10,745,707	100%	7,871,055	100%	137%

*%	AV = % of Total Assets”.

LIABILITIES AND SHAREHOLDERS’ EQUITY	Dec 31, 2023	AV*	Dec 31, 2022	AV*	Var (%)
(R$ thousands, except when percentual)
LIABILITIES
Financial liabilities at amortized cost	9,289,745	86%	6,744,705	86%	138%
– Repurchase agreement resources	5,680,720	53%	4,983,415	63%	114%
– Client resources	2,057,405	19%	1,297,012	16%	159%
– Resources from issuance of securities	607,683	6%	459,930	6%	132%
– Other financial liabilities	943,937	9%	4,348	0%	21,710%
Derivative financial instruments	425,537	4%	113,837	1%	374%
Accounts payable – Suppliers	4,727	0%	3,348	0%	141%
Other accounts payable	84,056	1%	79,201	1%	106%
Taxes payable	26,749	0%	15,135	0%	177%
Current tax liabilities	23,848	0%	34,596	0%	69%
Deferred tax liabilities	70,228	1%	76,016	1%	92%
Total liabilities	9,924,890	92%	7,066,838	90%	140%

Shareholders’ equity
Share capital	674,940	6%	674,940	9%	100%
Capital reserve	(30,193)	0%	(30,193)	0%	100%
Profit reserves	180,317	2%	163,828	2%	110%
Other comprehensive income	(4,247)	0%	(4,358)	0%	97%
Total shareholders’ equity	820,817	8%	804,217	10%	102%
Total liabilities and shareholders’ equity	10,745,707	100%	7,871,055	100%	137%

%	AV represents the amount of the respective line item divided by “Total Liabilities and Shareholders’ Equity”.

Assets

Total assets amounted to R$ 7,871,055 thousand as of December 31, 2022, compared to R$ 10,745,707 thousand as of December 31, 2023, representing an increase of 36.5%. This increase was mainly due to the following events: (i) an increase in investments in government securities, represented by Treasury Financial Bills (Letras Financeiras do Tesouro), Treasury Notes (Notas Financeiras do Tesouro) and National Treasury Bills (Letras do Tesouro Nacional), from R$ 5,727,370 thousand as of December 31, 2022 to R$ 6,811,802 thousand as of December 31, 2023; (ii) an increase in investments in private securities, represented by Real Estate Receivables Certificates (CRIs), Agribusiness Receivables Certificates (CRAs), debentures, Rural Product Notes (CPRs) and commercial notes, from R$ 1,191,949 thousand as of December 31, 2022 to R$ 1,449,040 thousand as of December 31, 2023; and (iii) an increase in financial assets at amortized cost, from R$ 274,999 thousand as of December 31, 2022 to R$ 1,198,556 thousand as of December 31, 2023.

Liabilities

Total liabilities amounted to R$ 7,066,838 thousand as of December 31, 2022, compared to R$ 9,924,890 thousand as of December 31, 2023, representing an increase of 40.4%. This increase was mainly driven by the following movements: (i) an increase in the balance of repurchase agreement transactions, from R$ 4,983,415 thousand as of December 31, 2022 to R$ 5,680,720 thousand as of December 31, 2023; (ii) an increase in client resources, from R$ 1,297,012 thousand as of December 31, 2022 to R$ 2,057,405 thousand as of December 31, 2023; (iii) an increase in resources from the issuance of securities, from R$ 459,930 thousand as of December 31, 2022 to R$ 607,683 thousand as of December 31, 2023; (iv) an increase in contracted derivative financial instruments, from R$ 113,837 thousand as of December 31, 2022 to R$ 425,537 thousand as of December 31, 2023; (v) an increase in other accounts payable, mainly represented by dividend provisions, personnel expenses and lease liabilities, from R$ 79,201 thousand as of December 31, 2022 to R$ 84,056 thousand as of December 31, 2023; and (vi) an increase in deferred tax liabilities, from R$ 76,016 thousand as of December 31, 2022 to R$ 70,228 thousand as of December 31, 2023.

Shareholders’ Equity

The Company’s shareholders’ equity increased by 2.1%, from R$ 804,217 thousand as of December 31, 2022 to R$ 820,817 thousand as of December 31, 2023. This increase was due to the increase in the Company’s share capital through a follow-on offering, as well as the accumulated net income for the 2022 fiscal year.

STATEMENTS OF CASH FLOWS

Below are the Company’s cash flows for the fiscal years ended December 31, 2025, 2024 and 2023.

COMPARISON OF CASH FLOWS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024.

	Fiscal year ended December 31
R$ thousand, except percentages	2025	2024	YoY(%)
Net cash generated (used) in operating activities	(424,667)	90,174	-571%
Net cash generated (used) in investing activities	(572)	(2,810)	-80%
Net cash generated (used) in financing activities	(51,620)	154,552	-133%

Operating activities

Net cash generated (used) in operating activities showed a negative variation compared to the fiscal year ended December 31, 2024, decreasing from R$ 90,174 thousand generated in the fiscal year ended December 31, 2024 to R$ 424,667 thousand used in the fiscal year ended December 31, 2025.

This variation occurred mainly due to: (i) cash outflows related to financial assets at fair value through profit or loss, which increased to R$ 2,439,433 thousand in the fiscal year ended December 31, 2025, compared to R$ 1,554,971 thousand used in the fiscal year ended December 31, 2024, as a result of increased purchases of government securities; and (ii) cash outflows related to client resources, which amounted to R$ 989,507 thousand used in the fiscal year ended December 31, 2025, compared to R$ 570,066 thousand generated in the fiscal year ended December 31, 2024, as a result of payments to clients.

Investing activities

Net cash used in investing activities showed a negative variation of 79.6% in the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024, decreasing from R$ 2,810 thousand used in the fiscal year ended December 31, 2024 to R$ 572 thousand used in the fiscal year ended December 31, 2025.

The reduction in cash used in investing activities is related to lower acquisitions of property and equipment for own use carried out during the fiscal year ended December 31, 2025.

Financing activities

Net cash generated (used) in financing activities showed a negative variation in the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024, decreasing from R$ 154,552 thousand generated in the fiscal year ended December 31, 2024 to R$ 51,620 thousand used in the fiscal year ended December 31, 2025.

This variation occurred mainly due to: (i) an increase in interest payments on subordinated financial bills, which rose to R$ 42,568 thousand in the fiscal year ended December 31, 2025, compared to R$ 7,186 thousand in the fiscal year ended December 31, 2024; and (ii) a reduction in cash generated from the issuance of subordinated financial bills, which decreased to R$ 194,400 thousand in the fiscal year ended December 31, 2025, compared to R$ 372,900 thousand in the fiscal year ended December 31, 2024.

COMPARISON OF CASH FLOWS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023.

	Fiscal year ended December 31
R$ thousand, except percentages	2024	2023	YoY(%)
Net cash generated (used) in operating activities	90,174	232,787	-61.26%
Net cash generated (used) in investing activities	(2,810)	(8,000)	-64.88%
Net cash generated (used) in financing activities	154,552	(68,383)	326.01%

Operating activities

Net cash generated (used) in operating activities showed a 61.26% variation in the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023, decreasing from R$ 232,787 thousand generated in the fiscal year ended December 31, 2023 to R$ 90,174 thousand generated in the fiscal year ended December 31, 2024.

This variation occurred in a dispersed manner, mainly due to increases in financial assets and financial liabilities measured at amortized cost, particularly repurchase agreement transactions and resources from the issuance of securities.

Investing activities

Net cash used in investing activities showed a variation of 64.88% in the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023, decreasing from R$ 8,000 thousand used in the fiscal year ended December 31, 2023 to R$ 2,810 thousand used in the fiscal year ended December 31, 2024.

The reduction in cash used in investing activities is related to acquisitions of property and equipment for own use carried out during the fiscal year ended December 31, 2024.

Financing activities

Net cash generated (used) in financing activities showed a positive variation in the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023, increasing from R$ 68,383 thousand used in the fiscal year ended December 31, 2023 to R$ 154,552 thousand generated in the fiscal year ended December 31, 2024.

This positive net variation is mainly related to the issuance of financial bills carried out during the 2024 fiscal year.

COMPARISON OF CASH FLOWS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022.

	Fiscal year ended December 31
R$ thousand, except percentages	2023	2022	YoY(%)
Net cash generated (used) in operating activities	232,787	155,301	49.9%
Net cash used in investing activities	(8,000)	(55,646)	-85.6%
Net cash generated (used) in financing activities	(68,383)	(113,447)	39.7%

Operating activities

Net cash generated in operating activities amounted to R$ 232,787 thousand in the fiscal year ended December 31, 2023, compared to R$ 155,301 thousand used in the fiscal year ended December 31, 2022.

This variation occurred mainly due to the increase in financial assets measured at fair value through profit or loss (government and private securities and investment fund units), financial assets measured at fair value through other comprehensive income, and derivative financial instruments.

Investing activities

Net cash used in investing activities showed a negative variation of 85.6% in the fiscal year ended December 31, 2023, compared to the fiscal year ended December 31, 2022, decreasing from R$ 55,646 thousand used in the fiscal year ended December 31, 2022 to R$ 8,000 thousand used in the fiscal year ended December 31, 2023.

This variation was related to the acquisition of property and equipment for own use and intangible assets during the period.

Financing activities

Net cash generated (used) in financing activities showed a positive variation in the fiscal year ended December 31, 2023, compared to the fiscal year ended December 31, 2022, decreasing from R$ 113,447 thousand generated in the fiscal year ended December 31, 2022 to R$ 68,383 thousand used in the fiscal year ended December 31, 2023.

This variation occurred mainly due to the capital increase carried out by the Company in 2022 and the dividends paid in 2023.

2.2 - Operating and Financial Results

(a) Results of the Company’s Operations

(i) Description of any material components of revenue

Below, the Company presents its main revenue lines, which are composed of its four major business segments, as well as the results of the Capital and Other Income account:

Investment Banking and Capital Markets: (a) Investment Banking: In this segment, the Company provides financial advisory services to large corporations, including mergers and acquisitions, corporate and debt restructurings, privatizations, strategic partnerships, fundraising, and advisory services to Boards of Directors and Shareholders. The Company has extensive experience in executing highly complex transactions, as well as privatizations and restructuring mandates.

(b) Capital Markets: This segment aims to promote financial disintermediation for its clients, generating revenues in the form of service fees through the origination, structuring, and distribution of debt products, such as debentures, promissory notes, CRIs and CRAs (Real Estate and Agribusiness Receivables Certificates), structuring and distribution of real estate investment funds, among other products.

Investment Banking and Capital Markets	Fiscal year ended December 31, 2025
(R$ million)	2025	2024	2023
Total revenues	304,002	352,818	240,678

Treasury Sales & Structuring: This area provides financial support to the Company’s client base, including strong synergies in serving Investment Banking and Capital Markets clients. In Treasury, the Company seeks to identify business opportunities through close contact with its clients, offering services that facilitate asset and liability management and reduce execution risk. The most common products include interest rate, currency, and commodity derivatives. It is important to note that Treasury is focused on client service execution and does not operate a proprietary trading desk, with very limited exposure risks.

Treasury Sales & Structuring	Fiscal year ended December 31, 2025
(R$ million)	2025	2024	2023
Total revenues	86,662	88,332	65,101

Investments e Wealth Management: (a) Investments: This area is responsible for identifying illiquid investment opportunities, preferably assets that can serve as acquisition platforms, have recurring revenue profiles, and growth potential within the Brazilian economy.

(b) Wealth Management: Provides wealth advisory services through the allocation of investment resources for high-net-worth clients, managing clients’ entire portfolios. Activities include investment, risk, and tax management, real estate planning, administrative services, and family succession planning.

Accordingly, revenues in this segment are represented by management fees from FIP Outlet and FIP Pet, as well as fees related to Wealth Management advisory services.

Investments e Wealth Management	Fiscal year ended December 31, 2025
(R$ million)	2025	2024	2023
Total revenues	15,773	12,000	5,968

Capital Remuneration: Includes interest on equity, which represents the internal opportunity cost for remunerating shareholders’ equity, generally determined based on the CDI rate, as well as mark-to-market revenues from FIP Outlet and FIP Pet. Interest on equity is deducted as funding costs directly from the revenues of the Capital Markets and Structured Credit, Treasury Sales & Structuring, and Investments business units, which may utilize such capital. Consequently, these areas present results net of interest on equity. Additionally, this line includes revenues derived from the construction of the Company’s credit portfolio in securities and transition credits.

Capital Remuneration	Fiscal year ended December 31, 2025
(R$ million)	2025	2024	2023
Total revenues	124,943	128,069	124,067

The table below summarizes the Company’s total revenues by business line:

Consolidated	Fiscal year ended December 31, 2025
(R$ million)	2025	2024	2023
Investment Banking + Capital Markets	304,002	352,818	240,678
Treasury Sales & Structuring	86,662	88,332	65,101
Investments + Wealth Management	15,773	12,000	5,968
Capital Remuneration	124,943	128,069	124,067
Total Revenues	531,380	581,219	435,813

The Company recorded total revenues of R$531,380 thousand for the fiscal year ended December 31, 2025, compared to R$581,219 thousand for the fiscal year ended December 31, 2024, representing a decrease of R$49,840 thousand, or a reduction of 8.6% year-over-year. This decrease was mainly driven by the Investment Banking + Capital Markets segment, which declined by R$48,816 thousand, representing a reduction of 13.8% compared to 2024. This decrease resulted from a volatile economic environment that negatively impacted Investment Banking activity, particularly in mergers and acquisitions advisory services.

The Company recorded total revenues of R$581,219 thousand for the fiscal year ended December 31, 2024, compared to R$435,813 thousand for the fiscal year ended December 31, 2023, representing an increase of R$145,407 thousand, or growth of 33.4% year-over-year. This growth was primarily driven by the Investment Banking + Capital Markets segment, which increased by R$112,140 thousand, representing growth of 46.6% compared to 2023, due to a more favorable economic environment for operations.

For additional information on the Company’s operating segments, see items 1.3 and 1.4 of this Reference Form.

(ii) Factors that materially affected operating results

No factors materially affected the Company’s operating results during the last three fiscal years.

(b) Relevant variations in revenues attributable to new products and services, volume changes, pricing changes, exchange rates, and inflation

Capital Remuneration revenues are directly linked to the basic interest rate (SELIC), as their yield is indexed to the CDI. Therefore, capital remuneration benefits from periods of higher interest rates. The tables below show the growth of this revenue component as a result of the expansion of the Company’s Private Securities and Bridge Loans Portfolio, which amounted to R$13,476.6 million at the end of the fiscal year ended December 31, 2025, compared to R$7,882.0 million at the end of the fiscal year ended December 31, 2023, representing growth of 70.97% over the period.

Capital Remuneration	Fiscal year ended December 31, 2025
(R$ million)	2025	2024	2023
Total Revenues	124,943	128,069	124,067

Regarding the Company’s other business lines, through its strategy of promoting financial disintermediation of products and services to clients, the Company has been able to maintain the volume and number of transactions in its main business segments, without significant impacts from inflation fluctuations, exchange rate volatility, or the introduction of new products and services, as shown below.

	Fiscal year ended December 31, 2025
Investment Banking	2025	2024	2023
# Transactions	16	14	25
Transaction volume (R$ billions)	15.1	15.9	47.7
Capital Markets	2025	2024	2023
# Transactions	38	57	35
Transaction volume (R$ millions)	9.8	10.5	3.3
Treasury Sales & Structuring	2025	2024	2023
Operations volume (R$ billions)	37.7	74.4	56.4
Investments and Wealth Management	2025	2024	2023
Assets under management FIPs (Outlet and Pet) (R$ mn)	616.4	421.3	393.5
Wealth under Advisory (WuA) (R$ billions)	5.3	4.7	2.3

(c) Impact of inflation, changes in prices of key inputs and products, exchange rates, and interest rates on operating and financial results

Over the last three fiscal years ended December 31, 2025, 2024, and 2023, there were no significant changes in the behavior of the Company’s revenues, inputs, or products caused by inflation fluctuations in the Brazilian economy or changes in the prices of services offered to clients.

The increase in the SELIC rate to 13.3% in 2023 boosted capital gains in Other Revenues (“Capital Remuneration”). It also stimulated demand for fixed-income products, despite higher debt costs, directly impacting the development of the Capital Markets area. Additionally, exchange rate volatility supports solid revenues in the Treasury Sales & Structuring segment, as clients seek to hedge their balance sheets through currency derivatives and hedging operations to mitigate asset-liability mismatches. Another relevant consequence of higher interest rates was the deterioration of corporate balance sheets, fostering the Special Situations & Restructuring segment, which focuses on restructuring companies facing financial distress. In 2023, interest rates began a new easing cycle, ending the year with a cumulative reduction of 2 percentage points, benefiting companies with higher-cost debt that sought refinancing solutions at lower rates, thereby encouraging Capital Markets activity. In 2024, the average SELIC rate remained below the prior year, averaging 10.9% compared to 13.3% in 2023. This monetary easing favored the Capital Markets segment, with strong investor demand for debt products and companies seeking financing.

In 2025, the monetary environment became more restrictive compared to the prior easing period. Throughout the year, monetary policy tightening, marked by increases in the SELIC rate, negatively impacted transaction closings in the Investment Banking area, resulting in lower transaction volumes.

By year-end, the SELIC rate reached 15%, characterizing a high interest rate environment throughout 2025 and negatively affecting market activity and the profitability of the Company’s operations.

Regarding the Company’s liabilities, as disclosed in item 2.1 of this Reference Form, the Company maintains high liquidity and low leverage, with shareholders’ equity as the main component of its liabilities. Therefore, abrupt fluctuations in interest rates and exchange rates are expected to have a very limited effect on the Company’s financial results.

2.3 - Events with Relevant Effects, Occurred and Expected, on the Financial Statements

(a) Modified opinions and emphasis of matter paragraphs in the auditor’s report

The Company’s Directors inform that, in the most recent fiscal year, there was no incorporation, acquisition or disposal of an equity interest in the Company.

2.4 - Events with Relevant Effects, Occurred and Expected, on the Financial Statements

(a) Introduction or disposal of an operating segment

The Company’s Directors inform that there was no introduction or disposal of any operating segment of the Company in the most recent fiscal year.

(b) Unusual events or transactions

The Company’s Directors inform that, in the most recent fiscal year, there were no unusual events or transactions related to the Company or its activities that have caused, or are expected to cause, any material effect on the Company’s financial statements or results.

2.5 - Non-Accounting Measures

(a) Disclosure of non-accounting measures

Client Revenue:

Client Revenue is a non-accounting measure used by the Company to calculate total revenues generated by the areas considered Front Office, that is, the Company’s most relevant business activities. Client Revenue is calculated as the sum of revenues from the Investment Banking and Capital Markets and Asset Management areas, plus net interest income and gains (losses) on financial instruments from the Treasury Sales & Structuring area.

	Fiscal year ended December 31:
Non-accounting measures	2025	2024	2023
Receita com Clientes (R$ thousands)	406.4	453.2	311.7

Return on Equity (ROE):

For the years ended December 31, 2025, 2024, and 2023, ROE is calculated as net income for the year divided by the Company’s average shareholders’ equity for the year, expressed as a percentage. Average shareholders’ equity is calculated as the sum of shareholders’ equity at the end of the year plus shareholders’ equity at the end of the prior year, divided by two.

Below are the ROE figures for the last three fiscal years. ROE increased by 3.1 percentage points between 2024 and 2025.

	Fiscal year ended December 31:
Non-accounting measures	2025	2024	2023
ROE (%)	22.1	23.8	19.1

Efficiency Ratio:

The Efficiency Ratio is a non-accounting measure used by the Company and corresponds to the result of the sum of (i) Personnel Expenses and (ii) Administrative Expenses, less (iii) Third-Party Service Expenses, divided by the sum of (iii) Third-Party Service Expenses, (iv) Total Company Revenues, (v) Tax Expenses, and (vi) Other Expenses. The Company notes that the Efficiency Ratio has no standardized meaning and may not be comparable to similarly titled measures used by other companies.

Below are the Efficiency Ratio figures for the last three fiscal years. The Efficiency Ratio decreased by 0.5 percentage points between 2024 and 2025.

	Fiscal year ended December 31:
Non-accounting measures	2025	2024	2023
Efficiency Ratio (%)	45.0	44.9	45.5

Compensation Ratio:

The Compensation Ratio is a non-accounting measure developed by the Company and corresponds to the ratio between Personnel Expenses and the Company’s Total Revenues. It is important to note that the Compensation Ratio does not include dividends paid to Managing Partners.

Below are the Compensation Ratio figures for the last three fiscal years. The Compensation Ratio decreased by 4.3 percentage points between 2024 and 2025.

	Fiscal year ended December 31:
Non-accounting measures	2025	2024	2023
Compensation Ratio (%)	23.8	24.8	28.1

Net Margin:

Net Margin is a non-accounting measure developed by the Company and is calculated as net income divided by the Company’s Total Revenues. The Company notes that Net Margin has no standardized meaning and may not be comparable to similarly titled measures used by other companies.

Below are the Net Margin figures for the last three fiscal years. Net Margin decreased by 2.7 percentage points between 2024 and 2025.

	Fiscal year ended December 31:
Non-accounting measures	2025	2024	2023
Net Margin (%)	32.9	33.3	35.6

Expanded Credit Portfolio of BR Partners Banco de Investimentos S.A.:

The expanded credit portfolio includes corporate securities, quotas of Credit Rights Investment Funds (FIDCs), and credit operations (Loans 4.966 – IFRS). Below, the Company presents the evolution of its expanded credit portfolio:

	On December 31:
R$ millions	2025	2024	2023
Expanded Credit Portfolio	3,407.6	3,136.5	2,127.4

(b)  to reconcile the disclosed amounts with the amounts reported in the audited financial statements

Client Revenue:

	Fiscal year ended December 31:
R$ millions	2025	2024	2023
Investment Banking and Capital Markets	304.0	352.8	240.7
Treasury Sales & Structuring	86.7	88.3	65.1
Asset Management	15.8	12.0	6.0
Client Revenue (R$ thousands)	406.4	453.2	311.7

Return on Equity (ROE):

	Fiscal year ended December 31:
R$ millions	2025	2024	2023
Net Income (R$ millions) | (a)	175.1	193.7	155.1
Average Shareholders’ Equity (R$ million) | (b)	793.9	812.7	812.5
ROE (%) | (a/b)	22.1	23.8	19.1

Efficiency Ratio:

	Fiscal year ended December 31:
R$ millions	2025	2024	2023
Personnel Expenses (a)	(126.5)	(143.9)	(122.5)
Administrative Expenses* (b)	(119.0)	(136.7)	(72.0)
Third-Party Service Expenses (c)	(54.9)	(85.1)	(27.7)
Total Revenues (d)	531.4	581.2	435.8
Tax Expenses (e)	(41.4)	(45.1)	(36.7)
Other Expenses (f)	(11.8)	(16.2)	(4.3)
Efficiency Ratio (%) | ((a+b-c)/(c+d+e+f))*-1	45.0	44.9	45.5

*	Administrative Expenses represent the sum of Administrative Expenses and Reversal of Administrative Expenses

Compensation Ratio:

	Fiscal year ended December 31:
R$ millions	2025	2024	2023
Personnel Expenses| (a)	(126.5)	(143.9)	(122.5)
Total Revenues (b)	531.4	581.2	435.8
Compensation Ratio (%) | (a/b)	23.8	24.8	28.1

Net Margin:

	Fiscal year ended December 31:
R$ millions	2025	2024	2023
Net Income | (a)	175.1	193.7	155.1
Total Revenues (b)	531.4	581.2	435.8
Net Margin (%) | (a/b)	32.9	33.3	35.6

Expanded Credit Portfolio of BR Partners Banco de Investimentos S.A.:

	On December 31:
R$ millions	2025	2024	2023
Corporate Securities	1,559.8	1,469.2	1,449.0
Credit Rights Investment Fund Quotas	1,664.2	1,320.0	478.3
Loans 4.966 (IFRS)	183.6	347.3	200.0
Expanded Credit Portfolio	3,407.6	3,136.5	2,127.4

(c) reasons why management believes these measures are more appropriate for understanding financial condition and operating results

Client Revenue:

The Company believes that Client Revenue is an appropriate measure to assess revenues generated by business lines that involve direct delivery of services to clients. Accordingly, it provides a meaningful way to evaluate the performance of this category of revenue.

Return on Equity (ROE):

The Company believes that ROE is a widely used indicator among analysts and investors in the financial industry, as it measures the Company’s profitability for a given period by calculating the percentage return (profit) generated in relation to the Company’s shareholders’ equity during that period.

Efficiency Ratio:

The Efficiency Ratio is an indicator used by analysts, investors in the financial industry, and management to assess how efficiently the Company generates revenues while controlling expenses. Accordingly, a lower ratio indicates better performance, as it reflects the Company’s ability to generate higher revenues at lower costs, resulting in greater efficiency.

Compensation Ratio:

The Compensation Ratio is a measure widely used by investors, analysts, and management in financial advisory–focused companies, such as the Company’s subsidiaries. Companies in this sector typically pay higher levels of compensation based on revenues generated by specific business areas or individuals. This ratio allows investors to assess whether management compensation, as a percentage of revenues generated, is proportionate or disproportionate.

Net Margin:

The Company believes that Net Margin is an appropriate non-accounting measure, as it indicates the Company’s level of efficiency by comparing net income to Total Revenues, highlighting the percentage of total revenues that resulted in net income.

Expanded Credit Portfolio of BR Partners Banco de Investimentos S.A.:

The Expanded Credit Portfolio of BR Partners Banco de Investimentos S.A., a subsidiary of the Company, is a metric that considers fixed-income securities structured by the Capital Markets area and acquired by the subsidiary. It is an appropriate measure to demonstrate the evolution of the portfolio of securities and loans that impact net interest income and gains (losses) on financial instruments within the Capital Markets area.

2.6. Identification and Discussion of Any Subsequent Events to the Most Recent Year-End Financial Statements That Materially Affect Them

The Company’s Directors inform that, in the most recent fiscal year, there were no unusual events or transactions related to the Company or its activities that have caused, or are expected to cause, any material effect on the Company’s financial statements or results.

2.7 - Profit Allocation Policy

	2025	2024	2023
a. rules on profit retention	As of December 31, 2025, the Company adopted, as its profit retention policy, the provisions set forth in its bylaws and in the Brazilian Corporate Law (Lei das Sociedades por Ações), authorizing the general meeting, upon proposal of management, to resolve on the retention of a portion of the net income for the fiscal year as provided for in a capital budget previously approved by the general meeting.
As of December 31, 2025, the Company held, in addition to the mandatory reserves provided for by law, a statutory investment reserve intended to provide funds to ensure the Company’s capitalization level, investments in activities related to the Company’s corporate purpose and/or the payment of future dividends to shareholders or advances thereof.	As of December 31, 2024, the Company adopted, as its profit retention policy, the provisions set forth in its bylaws and in the Brazilian Corporate Law (Lei das Sociedades por Ações), authorizing the general meeting, upon proposal of management, to resolve on the retention of a portion of the net income for the fiscal year as provided for in a capital budget previously approved by the general meeting.
As of December 31, 2024, the Company held, in addition to the mandatory reserves provided for by law, a statutory investment reserve intended to provide funds to ensure the Company’s capitalization level, investments in activities related to the Company’s corporate purpose and/or the payment of future dividends to shareholders or advances thereof.	As of December 31, 2023, the Company adopted, as its profit retention policy, the provisions set forth in its bylaws and in the Brazilian Corporate Law (Lei das Sociedades por Ações), authorizing the general meeting, upon proposal of management, to resolve on the retention of a portion of the net income for the fiscal year as provided for in a capital budget previously approved by the general meeting.
			As of December 31, 2023, the Company held, in addition to the mandatory reserves provided for by law, a statutory investment reserve intended to provide funds to ensure the Company’s capitalization level, investments in activities related to the Company’s corporate purpose and/or the payment of future dividends to shareholders or advances thereof.

a.i. amounts of profit retention	In the fiscal year ended December 31, 2025, the Company did not retain any portion of its net income, having allocated: (i) 5% of net income to the legal reserve referred to in Article 193 of the Brazilian Corporate Law, in the amount of R$8,754 thousand; (ii) 86.53% of net income to the distribution of dividends to the Company’s shareholders, in the amount of R$167,575 thousand; and (iii) 8.90% of net income to the creation of reserves for expansion and investments, in the amount of R$16,288 thousand.	In the fiscal year ended December 31, 2024, the Company did not retain any portion of its net income, having allocated: (i) 5% of net income to the legal reserve referred to in Article 193 of the Brazilian Corporate Law, in the amount of R$9,683 thousand; (ii) 86.53% of net income to the distribution of dividends to the Company’s shareholders, in the amount of R$167,575 thousand; and (iii) 8.90% of net income to the creation of reserves for expansion and investments, in the amount of R$16,412 thousand.	In the fiscal year ended December 31, 2023, the Company did not retain any portion of its net income, having allocated: (i) 5% of net income to the legal reserve referred to in Article 193 of the Brazilian Corporate Law, in the amount of R$7,754 thousand; (ii) 77.18% of net income to the distribution of dividends to the Company’s shareholders, in the amount of R$119,695 thousand; and (iii) 17% of net income to the creation of reserves for expansion and investments, in the amount of R$27,634 thousand.

	2025	2024	2023
a.ii. percentages in relation to total declared profits	In the fiscal year ended December 31, 2025, the Company allocated 8.90% of its net income to reserves for expansion and investments. In addition, the Company allocated: (i) 5% of its income to the legal reserve referred to in Article 193 of the Brazilian Corporate Law; and (ii) 25% to shareholders in the form of mandatory minimum dividends.	In the fiscal year ended December 31, 2024, the Company allocated 8.90% of its net income to reserves for expansion and investments. In addition, the Company allocated: (i) 5% of its income to the legal reserve referred to in Article 193 of the Brazilian Corporate Law; and (ii) 25% to shareholders in the form of mandatory minimum dividends.	In the fiscal year ended December 31, 2023, the Company allocated 17% of its net income to reserves for expansion and investments. In addition, the Company allocated: (i) 5% of its income to the legal reserve referred to in Article 193 of the Brazilian Corporate Law; and (ii) 77% to shareholders in the form of mandatory minimum dividends.

b. rules on dividend distribution	As of December 31, 2025, the Company’s bylaws provided that shareholders were entitled to receive, as mandatory dividends for that fiscal year, an amount equivalent to at least 25% of Adjusted Net Income. Adjusted Net Income is defined as the net income referred to in Article 191 of the Brazilian Corporate Law, reduced or increased by the amounts provided for in item I of Article 202 of the same law, and subject to the provisions of items II and III of such article, as applicable.	As of December 31, 2024, the Company’s bylaws provided that shareholders were entitled to receive, as mandatory dividends for that fiscal year, an amount equivalent to at least 25% of Adjusted Net Income. Adjusted Net Income is defined as the net income referred to in Article 191 of the Brazilian Corporate Law, reduced or increased by the amounts provided for in item I of Article 202 of the same law, and subject to the provisions of items II and III of such article, as applicable.	As of December 31, 2023, the Company’s bylaws provided that shareholders were entitled to receive, as mandatory dividends for that fiscal year, an amount equivalent to at least 0.1% of Adjusted Net Income. Adjusted Net Income is defined as the net income referred to in Article 191 of the Brazilian Corporate Law, reduced or increased by the amounts provided for in item I of Article 202 of the same law, and subject to the provisions of items II and III of such article, as applicable.

	2025	2024	2023
c. frequency of dividend distributions	As of December 31, 2025, the Company’s dividend distribution policy ensured annual dividend distributions to shareholders. Without prejudice thereto, the board of directors could declare interim dividends, quarterly or at longer intervals, from retained earnings or profit reserves, as determined in annual or semiannual financial statements, which would be considered advances against the mandatory dividends provided for in the bylaws. The board of directors could also determine the preparation of monthly or quarterly balance sheets and declare interim dividends based on the profits then ascertained, subject to legal limitations.	As of December 31, 2024, the Company’s dividend distribution policy ensured annual dividend distributions to shareholders. Without prejudice thereto, the board of directors could declare interim dividends, quarterly or at longer intervals, from retained earnings or profit reserves, as determined in annual or semiannual financial statements, which would be considered advances against the mandatory dividends provided for in the bylaws. The board of directors could also determine the preparation of monthly or quarterly balance sheets and declare interim dividends based on the profits then ascertained, subject to legal limitations.	As of December 31, 2023, the Company’s dividend distribution policy ensured annual dividend distributions to shareholders. Without prejudice thereto, the board of directors could declare interim dividends, quarterly or at longer intervals, from retained earnings or profit reserves, as determined in annual or semiannual financial statements, which would be considered advances against the mandatory dividends provided for in the bylaws. The board of directors could also determine the preparation of monthly or quarterly balance sheets and declare interim dividends based on the profits then ascertained, subject to legal limitations.

d. any restrictions on dividend distribution imposed by legislation or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitral decisions	Except as provided for in the Brazilian Corporate Law and in the Company’s bylaws, the Company had no restrictions on dividend distributions imposed by legislation or regulation, contracts, or judicial, administrative or arbitral decisions.	Except as provided for in the Brazilian Corporate Law and in the Company’s bylaws, the Company had no restrictions on dividend distributions imposed by legislation or regulation, contracts, or judicial, administrative or arbitral decisions.	Except as provided for in the Brazilian Corporate Law and in the Company’s bylaws, the Company had no restrictions on dividend distributions imposed by legislation or regulation, contracts, or judicial, administrative or arbitral decisions.

e. policy for allocation of results	As of December 31, 2025, the Company did not have a specific policy addressing the allocation of results. The corporate resolution regarding the distribution of dividends for this fiscal year was approved unanimously by the Company’s shareholders.	As of December 31, 2024, the Company did not have a specific policy addressing the allocation of results. The corporate resolution regarding the distribution of dividends for this fiscal year was approved unanimously by the Company’s shareholders.	As of December 31, 2023, the Company did not have a specific policy addressing the allocation of results. The corporate resolution regarding the distribution of dividends for this fiscal year was approved unanimously by the Company’s shareholders.

2.8 - Relevant items not disclosed in the financial statements

(a) assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

(i) operating lease arrangements, assets and liabilities

The Company’s Officers clarify that there are no operating lease arrangements, assets or liabilities not disclosed in the Company’s balance sheets for the last fiscal year.

(ii) derecognized receivables portfolios for which the entity retains risks and responsibilities, indicating the respective liabilities

The Company’s Officers clarify that there are no derecognized receivables portfolios for which the entity retains risks and responsibilities not disclosed in the Company’s balance sheets for the last fiscal year.

(iii) contracts for the future purchase and sale of products or services

The Company’s Officers clarify that there are no contracts for the future purchase and sale of products or services not disclosed in the Company’s balance sheets for the last fiscal year.

(iv) unfinished construction contracts

The Company’s Officers clarify that there are no unfinished construction contracts not disclosed in the Company’s balance sheets for the last fiscal year.

(v) contracts for future receipt of financing

The Company’s Officers clarify that there are no contracts for future receipt of financing not disclosed in the Company’s balance sheets for the last fiscal year.

(b) other items not disclosed in the financial statements

The Company’s Officers inform that there are no other items not disclosed in the Company’s financial statements for the last fiscal year.

2.9 - Items not disclosed in the financial statements

(a) how such items affect or may affect revenues, expenses, operating income, financial expenses or other items in the issuer’s financial statements

Not applicable, as there are no items not disclosed in the Company’s financial statements for the last fiscal year.

(b) nature and purpose of the transaction

Not applicable, as there are no items not disclosed in the Company’s financial statements for the last fiscal year.

(c) nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the transaction

Not applicable, as there are no items not disclosed in the Company’s financial statements for the last fiscal year.

2.10 - Business Plan

(a) investments

(i) quantitative and qualitative description of ongoing investments and planned investments

In the fiscal year ended December 31, 2025, expenditures were related to IT equipment (91%) and furniture (9%).

In the fiscal year ended December 31, 2024, expenditures were related to improvements to third-party properties (4%), hardware (6%), furniture (2%) and Digital Platform (88%).

In the fiscal year ended December 31, 2023, expenditures were related to investments in furniture (1%), hardware (11%) and intangible assets related to the Digital Platform (88%).

(ii) sources of financing for investments

The Company relies on its own capital to finance investments, as well as third-party capital, as described in item 10.1(b) of this Reference Form.

(iii) material divestments in progress and planned divestments

Not applicable, as the Company does not have a business plan, nor any material divestments in progress or planned.

(b) if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the Company’s productive capacity

Not applicable, as there has been no acquisition of any plants, equipment or other assets that could significantly affect the Company’s productive capacity.

(c) new products and services

Not applicable, as the Company does not have new products or services.

(i) description of ongoing research already disclosed

Not applicable, as the Company does not have new products or services.

(ii) total amounts spent on research for the development of new products or services

Not applicable, as the Company does not have new products or services.

(iii) development projects already disclosed

Not applicable, as the Company does not have new products or services.

(iv) total amounts spent on the development of new products or services

Not applicable, as the Company does not have new products or services.

(i) description of ongoing research already disclosed

Not applicable, as the Company does not have new products or services.

(ii) total amounts spent on research for the development of new products or services

Not applicable, as the Company does not have new products or services.

(iii) development projects already disclosed

Not applicable, as the Company does not have new products or services.

(iv) total amounts spent on the development of new products or services

Not applicable, as the Company does not have new products or services.

2.11 - Other Factors with Relevant Influence

As of the date of presentation of this Reference Form, there were no significant factors with relevant influence on the manner in which the Company’s business is conducted.

ANNEX II – PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

(pursuant to Annex A of CVM Resolution No. 81/22)

1	Net income for the fiscal year

The Company recorded net income for the fiscal year ended December 31, 2025 in the amount of R$ 175,072,568.44 (the “Net Income”).

2	Aggregate amount and per-share value of dividends, including interim dividends and interest on equity already declared

The aggregate amount of dividends related to the fiscal year ended December 31, 2025 proposed by the Company’s management is R$ 150,031,053.66, corresponding to R$ 0.48 per share issued by the Company or R$ 1.43 per Unit. This amount comprises: (a) mandatory minimum dividends corresponding to 25% of the Net Income adjusted after the allocation to the legal reserve (the “Adjusted Net Income”), in the amount of R$ 41,579,735.01; and (b) additional dividends corresponding to 65.21% of the Adjusted Net Income, in the amount of R$ 108,451,318.65, as detailed below:

Description	Payment Date	Amount		Amount per Share		Amount per Unit		% of Net Income	% of Adjusted Net Income
Interim dividends charged to profit reserves constituted in a prior fiscal year (BoD Resolution of May 8, 2025)	05/23/2025	R$	31,498,711.20	R$	0.10	R$	0.30	17.99%	18.94%
Mandatory minimum dividends	05/23/2025	R$	31,498,711.20		-		-	17.99%	18.94%
Interim dividends – retained earnings (BoD Resolution of August 7, 2025)	08/21/2025	R$	37,798,453.44	R$	0.12	R$	0.36	21.59%	22.73%
Mandatory minimum dividends	08/21/2025	R$	10,081,023.80		-		-	5.76%	6.06%
Additional dividends	08/21/2025	R$	27,717,429.64		-		-	15.83%	16.67%
Additional interim dividends charged to profit reserves constituted in a prior fiscal year (BoD Resolution of November 6, 2025)	11/26/2025	R$	37,798,453.44	R$	0.12	R$	0.36	21.59%	22.73%
Extraordinary dividends – profit reserves constituted in a prior fiscal year (BoD Resolution of November 6, 2025)	11/26/2025	R$	42,935,435.58	R$	0.14	R$	0.41	24.52%	25.82%
Total Dividends – 2025	-	R$	150,031,053.66	R$	0.48	R$	1.43	85.70%	90.21%

3	Percentage of net income distributed

The dividends declared and proposed in connection with the results of the 2025 fiscal year, totaling R$ 150,031,053.66, include interim dividends paid in advance and allocated to mandatory minimum dividends, corresponding to 90.21% of the Adjusted Net Income.

4	Aggregate amount and per-share value of dividends distributed based on profits from prior fiscal years

Dividends declared and paid against profit reserves constituted in prior fiscal years, in the aggregate amount of R$ 26,361,729.06 (BoD Resolution of November 6, 2025), correspond to R$ 0.14 per share and R$ 0.41 per Unit issued by the Company.

5	After deducting interim dividends and interest on equity already declared:

(a)	Gross amount of dividends and interest on equity, separately, per share of each class

Dividends	Amount per Share	Amount per Unit	Total
Mandatory minimum dividends	N/A – mandatory minimum dividends were fully paid in advance	N/A – mandatory minimum dividends were fully paid in advance	N/A – mandatory minimum dividends were fully paid in advance

(b)	Form and timing of payment of dividends and interest on equity

Not applicable.

(c)	Incidence of monetary restatement and interest on dividends and interest on equity

Not applicable.

(d)	Date of declaration for purposes of identifying shareholders entitled to receive dividends and interest on equity

Not applicable.

6	Declaration of dividends or interest on equity based on profits determined in interim or shorter-period financial statements:

(a) Aggregate amount already declared;

Description	Amount		Amount per Common Share		Amount per Preferred Share		Amount per Unit
Interim dividends approved by the Board of Directors on May 8, 2025	R$	31,498,711.20	R$	0.10	R$	0.10	R$	0.30
Interim dividends related to net income for the second quarter of the 2025 fiscal year, approved by the Board of Directors on August 7, 2025	R$	37,798,453.44	R$	0.12	R$	0.12	R$	0.36
Interim dividends approved by the Board of Directors on November 6, 2025	R$	37,798,453.44	R$	0.12	R$	0.12	R$	0.36
Extraordinary dividends (Board of Directors Resolution dated November 6, 2025)	R$	42,935,435.58	R$	0.14	R$	0.14	R$	0.41

(b) Aggregate amount already declared

1.	R$ 31,498,711.20, related to interim dividends approved by the Board of Directors on May 8, 2025, were paid on May 23, 2025.

2.	R$ 37,798,453.44, related to interim dividends approved by the Board of Directors on August 7, 2025, were paid on August 21, 2025.

3.	R$ 37,798,453.44, related to interim dividends approved by the Board of Directors on November 6, 2025, were paid on November 26, 2025.

4.	R$ 42,935,435.58, related to extraordinary dividends approved by the Board of Directors on November 6, 2025, were paid on November 26, 2025.

7	Comparative table indicating the following per-share amounts for each class and type of shares

(a)	Net income for the fiscal year and the three (3) prior fiscal years

	Fiscal year ended December 31
	2025	2024	2023	2022
Net income (loss) per common share	0.56	0.61	0.49	0.47
Net income (loss) per preferred share	0.56	0.61	0.49	0.47
Net income (loss) per Unit	1.67	1.83	1.47	1.41

(b)	Dividends and interest on equity distributed in the three (3) prior fiscal years

	Fiscal year ended December 31
	2025	2024	2023	2022
Dividends and interest on equity per common share (*)	0.56	0.67	0.38	0.29
Dividends and interest on equity per preferred share (*)	0.56	0.67	0.38	0.29
Dividends and interest on equity per Unit (*)	1.68	2.01	1.14	0.87

(*)	Considers the gross amount of interest on equity, if applicable.

8	Allocation of profits to the legal reserve:

(a)	Amount allocated to the legal reserve

The Company’s management proposes the allocation of R$ 8,753,628.42 to the legal reserve, corresponding to 5% of Net Income.

(b)	Method for calculating the legal reserve

Calculation of the legal reserve:

(1) Net Income: R$ 175,072,568.44 (2) Percentage: 5.0%

(3) Legal Reserve = (1) × (2) = R$ 8,753,628.42.

9	In the event the Company has preferred shares with entitlement to fixed or minimum dividends: (a) describe the method for calculating fixed or minimum dividends; (b) indicate whether the net income for the fiscal year is sufficient for the full payment of fixed or minimum dividends; (c) identify whether any unpaid portion is cumulative; (d) identify the aggregate amount of fixed or minimum dividends to be paid to each class of preferred shares; and (e) identify the fixed or minimum dividends to be paid per preferred share of each class.

Not applicable, as the preferred shares issued by the Company do not grant entitlement to fixed or minimum dividends.

10	Mandatory dividend:

(a)	Description of the calculation method provided for in the Bylaws

Pursuant to Article 32 of the Company’s Bylaws, shareholders are entitled to a non-cumulative mandatory dividend corresponding to 25% (twenty-five percent) of adjusted net income, as defined in Article 191 of the Brazilian Corporations Law, decreased or increased by the amounts provided for in Article 202, item I, of the Brazilian Corporations Law, and subject to the provisions of items II and III of the same article, as applicable.

(b)	Indication of whether it is being fully paid

Yes.

(c)	Indication of any amount retained

Not applicable, as the Company’s management is not proposing the retention of the mandatory dividend.

11	Retention of the mandatory dividend due to the Company’s financial condition. In the event of retention of the mandatory dividend due to the Company’s financial condition: (a) inform the amount retained; (b) describe in detail the Company’s financial condition, including aspects related to liquidity analysis, working capital and positive cash flows; and (c) justify the retention of dividends

Not applicable, as the Company’s management is not proposing the retention of the mandatory dividend.

12	Allocation of profits to a contingency reserve. In the event of allocation of profits to a contingency reserve: (a) identify the amount allocated to the reserve; (b) identify the loss considered probable and its cause; (c) explain why the loss was considered probable; and (d) justify the creation of the reserve.

Not applicable, as the Company’s management is not proposing the allocation of profits to a contingency reserve.

13	Allocation of profits to an unrealized profits reserve. In the event of allocation of profits to an unrealized profits reserve: (a) inform the amount allocated to the unrealized profits reserve; and (b) inform the nature of the unrealized profits that gave rise to the reserve.

Not applicable, as the Company’s management is not proposing the allocation of profits to an unrealized profits reserve.

14	Allocation of results to statutory reserves

(a)	Description of the bylaw provisions establishing the reserve

After the allocations provided for in Article 32 of the Company’s Bylaws, the remaining balance may, as resolved by the Annual General Meeting, based on a proposal by management, be allocated, in whole or in part, to the Investment Reserve referred to in Paragraph 2 of Article 32, or retained, in whole or in part, pursuant to a capital budget, in accordance with Article 196 of the Brazilian Corporations Law. Profits not allocated in accordance with the law and the Company’s Bylaws must be distributed as dividends, pursuant to Article 202, paragraph 6, of the Brazilian Corporations Law.

The Investment Reserve is provided for in paragraphs 1 and 2 of Article 32 of the Company’s Bylaws, as follows:

“Article 32, Paragraph 1. After the allocations provided for in the caput of Article 32, the remaining balance may, as resolved by the Annual General Meeting, based on a proposal by management, be allocated, in whole or in part, to the Investment Reserve referred to in Paragraph 2 below, or retained, in whole or in part, pursuant to a capital budget, in accordance with Article 196 of the Brazilian Corporations Law. Profits not allocated in accordance with the law and these Bylaws shall be distributed as dividends, pursuant to Article 202, paragraph 6, of the Brazilian Corporations Law.

§2º. The Investment Reserve aims to provide funds to ensure the Company’s capitalization level, investments in activities related to the Company’s corporate purpose and/or the payment of future dividends to shareholders or advances thereof. The annual portion of net profits allocated to the Investment Reserve shall be determined by shareholders at the Annual General Meeting, based on a proposal by management, in compliance with the allocations set forth in this Article 32. Such proposal shall take into account the Company’s capitalization needs and the other purposes of the Investment Reserve. The maximum limit of the Investment Reserve shall be that established in Article 199 of the Brazilian Corporations Law. When the Investment Reserve reaches its maximum limit, or whenever the Company’s management determines that the balance of the Investment Reserve exceeds what is necessary to fulfill its purpose, the General Meeting or the Board of Directors, as applicable, may determine its total or partial application to the capitalization or increase of the Company’s share capital or to the distribution of dividends, pursuant to Article 199 of the Brazilian Corporations Law.”

(b)	Amount allocated to the reserve

The aggregate amount proposed by the Company’s management to be allocated to the Investment Reserve for the fiscal year ended December 31, 2025 is R$ 16,287,886.36, corresponding to 9.30% of Net Income.

(c)	Description of the calculation method

Calculation of the amount allocated to the Investment Reserve:

(1) Net Income: R$ 175,072,568.44

(2) Percentage: 9.30%

(3) Amount allocated to the Investment Reserve = (1) × (2) = R$ 16,287,886.36

15	Retention of profits provided for in a capital budget: (a) identify the amount retained; and (b) provide a copy of the capital budget.

Not applicable, as the Company’s management is not proposing the retention of profits.

16	Allocation of results to tax incentive reserves (a) inform the amount allocated to the reserve; and (b) explain the nature of the allocation.

Not applicable, as the Company’s management is not proposing the allocation of results to tax incentive reserves.

ANNEX III – INFORMATION ON THE CANDIDATES FOR THE COMPANY’S BOARD OF DIRECTORS
(pursuant to CVM Resolution No. 81/22)

7.3 - Composition and professional experience of management and the Fiscal Council

Name	Date of Birth	Management Body	Election Date	Termo of Mandate	Start date of first term
CPF	Profession	Elected Position Held	Date of assumption of office	Elected by controlling shareholder
Other positions and functions held within the Company
Ricardo Fleury Cavalcanti de Albuquerque Lacerda	14/02/1968	Member of the Executive Board and the Board of Directors	Board of Directors: 19/03/2024 Executive Board: 30/01/2024	2 years	22/12/2009
088.785.278-58	Business Administrator	33 - – Board Member (Full) and Chief Executive Officer	Board of Directors: 19/03/2024 Executive Board: 30/01/2024	Yes
Chief Executive Officer and member of the Remuneration Committee
Jairo Eduardo Loureiro Filho	11/03/1968	Chairman of the Board of Directors and member of the Executive Board	Board of Directors: 19/03/2024 Executive Board: 30/01/2024	2 years	Board of Directors:: 29/07/2020 Executive Board:: 30/04/2013
032.508.808-09	Business Administrator	39 – Other Board Members / Officers	Board of Directors: 19/03/2024 Executive Board: 30/01/2024	Yes
Chairman of the Board of Directors, Officer, and member of the Remuneration Committee
Danilo Depieri Catarucci	14/10/1983	Board of Directors	19/03/2024	2 years	29/07/2020
312.700.288-20	Business Administrator	29 – Other Board Members	19/03/2024	Yes
N/A
Marcelo Nóbrega da Costa	12/10/1973	Executive Board	30/01/2024	2 years	30/06/2017
456.317.433-53	Engineer	19 - Other Executive Board Members	30/01/2024	Yes
N/A
Sergio Carbone	09/04/1962	Executive Board	30/01/2024	2 years	30/06/2017
022.604.388-65	Chemist	19 - Other Executive Board Members s	30/01/2024	Yes
N/A

Name	Date of Birth	Management Body	Election Date	Termo of Mandate	Start date of first term
CPF	Profession	Elected Position Held	Date of assumption of office	Elected by controlling shareholder
Other positions and functions held within the Company
José Flávio Ferreira Ramos	05/06/1958	Board of Directors	19/03/2024	2 years	Board of Directors: 14/07/2020 Executive Board:: 13/02/2025
315.119.536-91	Business Administrator	29 – Other Board Members	Board of Directors: 19/03/2024 Executive Board: 13 de fevereiro de 2025	Yes
On June 1, 2021, Mr. José Flávio became affiliated with the BR Partners Group, as a result of which he ceased to be an Independent Member of the Board of Directors, but continued to serve as a Full Member of the Board of Directors, now in the capacity of being affiliated with the controlling shareholder, as well as Chief Financial Officer elected on February 13, 2025.
Jefferson do Couto Kasa	23/07/1981	Executive Board	30/01/2024	2 years	20/07/2020
283.327.448-30	Business Administrator	19 - Other Executive Board Members s	30/01/2024	Yes
N/A
Vinicius Carmona Cardoso	23/04/1990	Executive Board	30/01/2024	2 years	20/07/2020
384.361.848-82	International Relations Specialist	12 - Investor Relations Officer	30/01/2024	Yes
N/A
Eduardo Bunker Gentil	17/06/1955	Board of Directors	19/03/2024	2 years	01/09/2020
001.067.468-39	Economist	27 - Independent Member of the Board of Directors (Full)	19/03/2024	Yes
Member of the Remuneration Committee and the Audit Committee
Carla Alessandra Trematore	30/10/1975	Board of Directors	19/03/2024	2 years	04/02/2022
248.855.668-86	Accountant	27 - Independent Member of the Board of Directors (Full)	19/03/2024	Yes
Member of the Audit Committee

Professional experience / Statement of any convictions

Ricardo Fleury Cavalcanti de Albuquerque Lacerda - 088.785.278-58

Mr. Ricardo holds a bachelor’s degree in Business Administration and a postgraduate degree in Finance from Fundação Getulio Vargas. He also holds a Master’s degree in Finance from Columbia University. He has extensive experience in the financial institutions sector, with an emphasis on financial advisory services. He is the founder of the BR Partners Group (2009) and serves as Chief Executive Officer of several companies within the economic group. He has been a member of the Issuer’s Board of Directors since 2009. Previously, he served as Head of Investment Banking at Citi in Brazil (2005–2009) and in Latin America (2007–2009). He held the positions of Managing Director at Goldman Sachs in Brazil (2001–2005) and Vice President of Investment Banking in New York (1996–2001). Mr. Ricardo does not hold management positions in other companies or third-sector organizations.

Mr. Ricardo declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Jairo Eduardo Loureiro Filho - 032.508.808-09

Mr. Jairo holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas. He also holds an MBA from the Wharton School of Business at the University of Pennsylvania. He has extensive experience in the financial institutions sector, with an emphasis on financial advisory services. He was part of the founding team of the BR Partners Group (2009) and serves as an officer in several companies within the economic group. He is currently a member of the Issuer’s Board of Directors and is responsible for the Investment Banking area. Previously, he served as co-Head (2009) and as Managing Director (2007–2009) of Citi’s Investment Banking division in Brazil. He held the position of Vice President at Goldman Sachs’ Investment Banking division (2000–2007) and worked at Salomon Brothers in New York (1996–2000). Mr. Jairo does not hold management positions in other companies or third-sector organizations.

Mr. Jairo declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Danilo Depieri Catarucci - 312.700.288-20

Mr. Danilo holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas and a bachelor’s degree in Economics from the School of Economics, Business and Accounting of the University of São Paulo. He has extensive experience in the financial institutions sector. He has served as an officer at BR Partners Banco de Investimento S.A. and BR Partners Assessoria de Mercados de Capitais e Dívidas Ltda. since 2016. He is currently a member of the Issuer’s Board of Directors and is responsible for the Capital Markets area. Previously, he worked as a Senior Transactor at XP Investimentos (2011–2012), was a Partner at Pluribus Investimentos (2010–2011), an Associate at Alvarez & Marsal do Brasil (2008–2010), an Associate at Citigroup (2006–2008), and an Analyst at BES Investimento do Brasil (2004–2006). Mr. Danilo does not hold management positions in other companies or third-sector organizations.

Mr. Danilo declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Professional experience / Statement of any convictions

Marcelo da Nobrega Costa - 456.317.433-53

Mr. Marcelo holds a bachelor’s degree in Mechanical Engineering – Aeronautics from the Aeronautics Institute of Technology (Instituto Tecnológico de Aeronáutica – ITA). He holds a master’s degree in Mathematical Modeling Applied to Finance from FEA/IME – University of São Paulo. He has extensive experience in the financial institutions sector. He currently serves as an officer of the Issuer and of BR Partners Banco de Investimento S.A., being responsible for the Treasury Sales & Structuring area (since 2013). Previously, he was responsible for the Fixed Income and Derivatives Sales area at Banco Espírito Santo (BES) in Brazil (2006–2012).

Mr. Marcelo declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Sergio Carbone - 022.604.388-65

Mr. Sergio holds a bachelor’s degree in Chemistry from Faculdade Osvaldo Cruz. He has extensive experience in the financial institutions sector. He currently serves as an officer of the Issuer and of BR Partners Banco de Investimento S.A. (since 2012). Previously, he worked at Credit Suisse in the Post-Trade/Back-Office Equities area (1992–2011).

Mr. Sergio declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

José Flávio Ferreira Ramos - 315.119.536-91

Mr. José Flávio holds a bachelor’s degree in Business Administration from Centro Universitário UNA. He also holds a specialization in Finance from Centro Universitário UNA. He has more than forty (40) years of experience in the financial market. He served as an Officer of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) in 2019. He previously held the position of Chief Executive Officer of BR Partners Banco (until 2016). He also served as Executive Director at Emerald Gestão de Investimentos (2008–2012) and as Executive Financial Officer at Citibank (2001–2008).

Mr. José Flávio declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Jefferson do Couto Kasa - 283.327.448-30

Mr. Jefferson holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (2004). He also holds an MBA from Stanford University Graduate School of Business (2010). He currently serves as an officer of the Issuer, BR Partners Banco de Investimento S.A., and BR Partners Gestão de Recursos Ltda., and is responsible for the Investments area (since 2017). Previously, he worked as a Senior Associate in Lazard’s Investment Banking division (2012–2014) and in the Private Equity division of Banco Votorantim (2010–2011), as a Manager at Unibanco (2006–2008), and as a Consultant at Bain & Company (2003–2005).

Mr. Jefferson declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Professional experience / Statement of any convictions

Vinicius Cardoso Carmona - 384.361.848-82

Mr. Vinicius holds a bachelor’s degree in International Relations and Economics (2011) from FACAMP (Faculdades de Campinas). He joined BR Partners in 2020 with the mission of leading the Company’s IPO and has since led other important projects, such as the Follow-on offering in 2023 and the Nasdaq listing in 2025. Previously, he worked as a Manager at Banco ABC Brasil S.A. (2016–2020) in the areas of Investor Relations, Business Intelligence, and proprietary M&A, and at Cielo S.A. as a Trainee and later as an Investor Relations Analyst (2013–2016).

Mr. Vinicius declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Eduardo Bunker Gentil - 001.067.468-39

Mr. Eduardo holds a bachelor’s degree in Economics and History from Princeton University (1977). He holds an MBA in Finance from the Stern School of Business at New York University (1983). He has served as an independent member of the Board of Directors of CCR (2019–2020), Evora (2014–2020), RBS (2012–2015), SLC Holding (2016–2020), Fastshop (2014–2019), Klabin (2001), and Ecorodovias (2009–2012). In 2010, he partnered with Prof. John Davis at the Cambridge Family Enterprise Group (a company based in Cambridge, Massachusetts, engaged in consulting, education, and research related to family-owned enterprises), a position he continues to hold to date.

Throughout his career in investment banking, he held the positions of Head of M&A and Project Finance at Itaú BBA–Unibanco, Director at Credit Suisse and Unibanco (2007–2010), Director at BNDESPAR (2001–2002), President of Visa do Brasil (2004–2007) and Chairman of the Board of Directors of Visanet (now Cielo), Managing Director at Goldman Sachs in New York and São Paulo (1994–2001), and Managing Director at JP Morgan in New York and São Paulo (1984–1993).

Mr. Gentil declares that: (i) he has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Mr. Eduardo qualifies as an independent board member in accordance with the criteria set forth in Article 16 of B3’s Novo Mercado Regulation.

Carla Alessandra Trematore - 248.855.668-86

Ms. Carla holds a bachelor’s degree in Accounting Sciences from the Pontifical Catholic University (PUC) of Minas Gerais and a bachelor’s degree in Computer Science from São Paulo State University (UNESP). She has more than twenty-five (25) years of professional experience, including in controllership, auditing, and consulting for companies of various sizes and sectors. In addition, she has solid experience in Corporate Governance, having served as Chairwoman of the Audit Committee of Caixa Econômica Federal and currently serving as a member of the Board of Directors, audit committees, and fiscal councils of several publicly held and privately held companies.

Ms. Carla declares that: (i) she has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified her from the practice of any professional or commercial activity; and (ii) she is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Ms. Carla qualifies as an independent board member in accordance with the criteria set forth in Article 16 of B3’s Novo Mercado Regulation.

Professional experience / Statement of any convictions

Type of conviction	Description of the conviction
Ricardo Fleury Cavalcanti de Albuquerque Lacerda - 088.785.278-58
N/A	N/A

Jairo Eduardo Loureiro Filho - 032.508.808-09
N/A	N/A

Danilo Depieri Catarucci - 312.700.288-20
N/A	N/A

Marcelo da Nobrega Costa - 456.317.433-53
N/A	N/A

Sergio Carbone - 022.604.388-65
N/A	N/A

José Flávio Ferreira Ramos - 315.119.536-91
N/A	N/A

Jefferson do Couto Kasa - 283.327.448-30
N/A	N/A

Vinicius Cardoso Carmona - 384.361.848-82
N/A	N/A

Eduardo Bunker Gentil - 001.067.468-39
N/A	N/A

Carla Alessandra Trematore - 248.855.668-86
N/A	N/A

7.4 - Commitees composition

Name: CARLA ALESSANDRA TREMATORE

CPF: 248.855.668-86

Passport: N/A

Nationality: Brazilian

Profession: Accountant

Date of birth: 30/10/1975

Professional Experience:

Ms. Carla holds a bachelor’s degree in Accounting Sciences from the Pontifical Catholic University (PUC) of Minas Gerais and a bachelor’s degree in Computer Science from São Paulo State University (UNESP). She has more than twenty-five (25) years of professional experience, including in controllership, auditing, and consulting for companies of different sizes and sectors. In addition, she has solid experience in Corporate Governance, having served as Chairwoman of the Audit Committee of Caixa Econômica Federal and currently serving as a member of the Board of Directors of BRB Banco de Brasília and of audit committees and fiscal councils of several publicly held and privately held companies.

Ms. Carla declares that: (i) she has not, in the past five years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified her from the practice of any professional or commercial activity; and (ii) she is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21. Ms. Carla qualifies as an independent board member in accordance with the criteria set forth in Article 16 of B3’s Novo Mercado Regulation.

Committees

Committee type: Audit Committee

Audit type: Non-statutory Audit Committee

Position held: Committee Member (Full)

Date of assumption of office: 08/07/2025

Term of office: 3 years

Description of other committees: N/A

Description of other position/function: N/A

Election date: 07/08/2025

Start date of first term: 02/04/2021

Convictions:

Type of conviction: N/A

Description of the conviction: N/A

Name: EDUARDO BUNKER GENTIL

CPF: 001.067.468-39

Passport: N/A

Nationality: Brazilian

Profession: Economist

Date of birth: 17/06/1955

Professional Experience:

Mr. Eduardo holds a bachelor’s degree in Economics and History from Princeton University (1977). He holds an MBA in Finance from the Stern School of Business at New York University (1983). He has served as an independent member of the Board of Directors of CCR (2019–2020), Evora (2014–2020), RBS (2012–2015), SLC Holding (2016–2020), Fastshop (2014–2019), Klabin (2001), and Ecorodovias (2009–2012). In 2010, he partnered with Professor John Davis at the Cambridge Family Enterprise Group (a company based in Cambridge, Massachusetts, engaged in consulting, education, and research related to family-owned enterprises), a position he continues to hold to date.

Throughout his career in investment banking, he held the position of Head of Mergers & Acquisitions and Project Finance at Itaú BBA–Unibanco; served as Director at Credit Suisse and Unibanco (2007–2010); Director at BNDESPAR (2001–2002); President of Visa do Brasil (2004–2007) and Chairman of the Board of Directors of Visanet (now Cielo); Managing Director at Goldman Sachs in New York and São Paulo (1994–2001); and Managing Director at JP Morgan in New York and São Paulo (1984–1993).

Mr. Eduardo declares that: (i) in the past five (5) years, he has not been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21. Mr. Eduardo qualifies as an independent board member in accordance with the criteria set forth in Article 16 of B3’s Novo Mercado Regulation.

Committees:

Committee type: Audit Committee

Audit type: Non-statutory Audit Committee

Position held: Committee Member (Full)

Date of assumption of office: 07/08/2025

Term of office: 3 years

Description of other committees: N/A

Description of other position/function: N/A

Election date: 07/08/2025

Start date of first term: 07/11/2024

Committee type: Remuneration Committee

Position held: Committee Member (Full)

Date of assumption of office: 19/03/2024

Term of office: Indefinite

Election date: 19/03/2024

Start date of first term: 05/08/2021

Convictions:

Type of conviction: N/A

Description of the conviction: N/A

Name: JAIRO E. LOUREIRO FILHO

CPF: 032.508.808-09

Passport: N/A

Nationality: Brazilian

Profession: Business Administrator

Date of birth: 11/03/1968

Professional Experience:

Mr. Jairo holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas. He holds an MBA from the Wharton School of Business at the University of Pennsylvania. He has extensive experience in the financial institutions sector, with an emphasis on financial advisory services. He was part of the founding team of the BR Partners Group (2009) and currently serves as an officer in several companies within the economic group. He is a member of the Issuer’s Board of Directors and is responsible for the Investment Banking area. Previously, he served as co-Head (2009) and Managing Director (2007–2009) of Citi’s Investment Banking division in Brazil. He held the position of Vice President at Goldman Sachs’ Investment Banking division (2000–2007) and worked at Salomon Brothers in New York (1996–2000). Mr. Jairo does not hold management positions in other companies or third-sector organizations.

Mr. Jairo declares that: (i) in the past five (5) years, he has not been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Superintendence of Private Insurance, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity; and (ii) he is not considered a politically exposed person, pursuant to CVM Resolution No. 50/21.

Committees:

Committee type: Remuneration Committee

Position held: Committee Member (Full)

Date of assumption of office: 19/03/2024

Term of office: Indefinite

Description of other committees: N/A

Description of other position/function: N/A

Election date: 19/03/2024

Start date of first term: 05/08/2021

Convictions:

Type of conviction: N/A

Description of the conviction: N/A

Name: LUIZ HENRIQUE SOUZA LOBO

CPF: 893.867.877-68

Passport: N/A

Nationality: Brazilian

Profession: Engineer

Date of birth: 20/06/1967

Professional Experience:

Mr. Luiz Henrique holds a bachelor’s degree in Civil and Production Engineering from the Pontifical Catholic University (PUC) of Rio de Janeiro. He holds an MBA in Finance from IBMEC and FIA. He has extensive experience in the financial institutions sector, having worked in risk management and compliance areas. He currently serves as an independent member of the Risk Committee of Caixa Econômica Federal. Mr. Luiz Henrique has not, in the past five (5) years, been subject to any criminal conviction, nor to any conviction in administrative proceedings conducted by the Brazilian Securities and Exchange Commission (CVM) or related appeals, nor to any final and unappealable judicial or administrative conviction that has suspended or disqualified him from the practice of any professional or commercial activity, and he declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021.

Committees:

Committee type: Audit Committee

Audit type: Non-statutory Audit Committee

Position held: Committee Member (Full)

Date of assumption of office: 07/08/2025

Term of office: 3 years

Description of other committees: N/A

Description of other position/function: N/A

Election date: 07/08/2025

Start date of first term: 01/12/2021

7.5 – Family Relations

Justification for not completing the table:

Not applicable, as of the date of this Reference Form, there are no marital relationships, stable unions, or family relationships up to the second-degree involving officers or directors of the Company, its subsidiaries, or its controlling shareholders.

7.6 - Relationships of subordination, service provision, or control

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Exercício Social 31/12/2025

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS ASSESSORIA FINANCEIRA LTDA.	10.487.157/0001-47
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS MERCADOS DE CAPITAIS LTDA.	44.573.782/0001-23
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS ASSESSORIA EM SOLUÇÕES DE CAPITAL LTDA.	44.584.356/0001-95
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS ASSESSORIA FINANCEIRA RIO DE JANEIRO LTDA.	56.913.220/0001-60
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BR PARTNERS CORRETORA DE SEGURO LTDA.	44.577.935/0001-00
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Member of the Board of Directors

Related Party
BLACK RIVER HOLDING E INVESTIMENTOS LTDA.	61.344.499/0001-49
Director	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
JAIRO E. LOUREIRO FILHO	032.508.808-09	Control	Direct Subsidiary
Chairman of the Board	N/A	Brazilian – Brazil
Director

Related Party
BR PARTNERS ASSESSORIA FINANCEIRA LTDA.	10.487.157/0001-47
Director	N/A	Brazilian – Brazil

Note
Mr. Jairo holds the position of Chairman of the Board of Directors and director of companies within the BR Partners Group. Mr. Jairo owns shares in companies within the BR Partners Group and, together with Mr. Ricardo Lacerda, forms the Controlling Group of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
JAIRO E. LOUREIRO FILHO	032.508.808-09	Control	Idirect Subsidiary
Chairman of the Board	N/A	Brazilian – Brazil
Director

Related Party
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Jairo holds the position of Chairman of the Board of Directors and director of companies within the BR Partners Group. Mr. Jairo owns shares in companies within the BR Partners Group and, together with Mr. Ricardo Lacerda, forms the Controlling Group of the BR Partners Group.

Officer/Director of the Issuer
JAIRO E. LOUREIRO FILHO	032.508.808-09	Control	Direct Subsidiary
Chairman of the Board	N/A	Brazilian – Brazil
Director

Related Party
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Director	N/A	Brazilian – Brazil

Note
Mr. Jairo holds the position of Chairman of the Board of Directors and director of companies within the BR Partners Group. Mr. Jairo owns shares in companies within the BR Partners Group and, together with Mr. Ricardo Lacerda, forms the Controlling Group of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
JAIRO E. LOUREIRO FILHO	032.508.808-09	Control	Direct Controlled
Chairman of the Board	N/A	Brazilian – Brazil
Director

Related Party
BR PARTNERS ASSESSORIA FINANCEIRA RIO DE JANEIRO LTDA.	56.913.220/0001-60
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
Mr. Jairo holds the position of Chairman of the Board of Directors and director of companies within the BR Partners Group. Mr. Jairo owns shares in companies within the BR Partners Group and, together with Mr. Ricardo Lacerda, forms the Controlling Group of the BR Partners Group.

Officer/Director of the Issuer
DANILO D. CATARUCCI	312.700.288-20	Subordination	Idirect Subsidiary
Membro do Conselho de Administração	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Danilo holds the position of Director in companies within the BR Partners Group. Mr. Danilo owns shares in companies within the BR Partners Group,but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
DANILO D. CATARUCCI	312.700.288-20	Subordination	Direct Controlled
Membro do Conselho de Administração	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Danilo holds the position of Director in companies within the BR Partners Group. Mr. Danilo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
DANILO D. CATARUCCI	312.700.288-20	Subordination	Direct Controlled
Membro do Conselho de Administração	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS MERCADOS DE CAPITAIS LTDA.	44.573.782/0001-23
Director	N/A	Brazilian – Brazil

Note
Mr. Danilo holds the position of Director in companies within the BR Partners Group. Mr. Danilo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Exercício Social 31/12/2025

Officer/Director of the Issuer
JOSÉ FLÁVIO FERREIRA RAMOS	315.119.536-91	Subordination	Idirect Subsidiary
Membro do Conselho de Administração	N/A	Brazilian – Brazil
Director

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
Mr. José Flávio holds the position of Chief Executive Officer (CEO) of BR Partners Banco de Investimento S.A. Mr. José Flávio owns shares in companies within the BR Partners Group, but does not hold controlling interest.

Officer/Director of the Issuer
MARCELO N. COSTA	456.317.433-53	Subordination	Idirect Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Marcelo holds the position of Director in companies within the BR Partners Group. Mr. Marcelo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
MARCELO N. COSTA	456.317.433-53	Subordination	Direct Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Director	N/A	Brazilian – Brazil

Note
Mr. Marcelo holds the position of Director in companies within the BR Partners Group. Mr. Marcelo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS ASSESSORIA FINANCEIRA LTDA.	10.487.157/0001-47
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Idirect Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS MERCADOS DE CAPITAIS LTDA.	44.573.782/0001-23
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS ASSESSORIA EM SOLUÇÕES DE CAPITAL LTDA.	44.584.356/0001-95
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS ASSESSORIA FINANCEIRA RIO DE JANEIRO LTDA.	56.913.220/0001-60
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Idirect Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS CORRETORA DE SEGURO LTDA.	44.577.935/0001-00
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
JEFFERSON DO COUTO KASA	283.327.448-30	Subordination	Idirect Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Jefferson holds the position of Director in companies within the BR Partners Group. Mr. Jefferson owns shares in companies within the BR Partners Group, but does not hold controlling interest.

Officer/Director of the Issuer
JEFFERSON DO COUTO KASA	283.327.448-30	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Jefferson holds the position of Director in companies within the BR Partners Group. Mr. Jefferson owns shares in companies within the BR Partners Group, but does not hold controlling interest.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Exercício Social 31/12/2024

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Controlled
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Membro do Conselho de Administração

Pessoa Relacionada
BR PARTNERS ASSESSORIA FINANCEIRA LTDA.	10.487.157/0001-47
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Controlled
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Membro do Conselho de Administração

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Idirect Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Membro do Conselho de Administração

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Membro do Conselho de Administração

Pessoa Relacionada
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Controlled
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Membro do Conselho de Administração

Pessoa Relacionada
BR PARTNERS MERCADOS DE CAPITAIS LTDA.	44.573.782/0001-23
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Direct Controlled
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Membro do Conselho de Administração

Pessoa Relacionada
BR PARTNERS ASSESSORIA EM SOLUÇÕES DE CAPITAL LTDA.	44.584.356/0001-95
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
RICARDO FLEURY CAVALCANTI DE ALBUQUERQUE LACERDA	088.785.278-58	Control	Idirect Subsidiary
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil
Membro do Conselho de Administração

Pessoa Relacionada
BR PARTNERS CORRETORA DE SEGURO LTDA.	44.577.935/0001-00
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
He is the founding partner of the BR Partners Group.

Officer/Director of the Issuer
JAIRO E. LOUREIRO FILHO	032.508.808-09	Control	Direct Controlled
Presidente do Conselho de Administração	N/A	Brazilian – Brazil
Director

Pessoa Relacionada
BR PARTNERS ASSESSORIA FINANCEIRA LTDA.	10.487.157/0001-47
Director	N/A	Brazilian – Brazil

Note
Mr. Jairo holds the position of Chairman of the Board of Directors and director of companies within the BR Partners Group. Mr. Jairo owns shares in companies within the BR Partners Group and, together with Mr. Ricardo Lacerda, forms the Controlling Group of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
JAIRO E. LOUREIRO FILHO	032.508.808-09	Control	Idirect Subsidiary
Presidente do Conselho de Administração	N/A	Brazilian – Brazil
Director

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Jairo holds the position of Chairman of the Board of Directors and director of companies within the BR Partners Group. Mr. Jairo owns shares in companies within the BR Partners Group and, together with Mr. Ricardo Lacerda, forms the Controlling Group of the BR Partners Group.

Officer/Director of the Issuer
JAIRO E. LOUREIRO FILHO	032.508.808-09	Control	Direct Subsidiary
Presidente do Conselho de Administração	N/A	Brazilian – Brazil
Director

Pessoa Relacionada
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Director	N/A	Brazilian – Brazil

Note
Mr. Jairo holds the position of Chairman of the Board of Directors and director of companies within the BR Partners Group. Mr. Jairo owns shares in companies within the BR Partners Group and, together with Mr. Ricardo Lacerda, forms the Controlling Group of the BR Partners Group.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
DANILO D. CATARUCCI	312.700.288-20	Subordination	Idirect Subsidiary
Membro do Conselho de Administração	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Danilo holds the position of Director in companies within the BR Partners Group. Mr. Danilo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
DANILO D. CATARUCCI	312.700.288-20	Subordination	Direct Controlled
Membro do Conselho de Administração	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Danilo holds the position of Director in companies within the BR Partners Group. Mr. Danilo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
DANILO D. CATARUCCI	312.700.288-20	Subordination	Direct Controlled
Membro do Conselho de Administração	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS MERCADOS DE CAPITAIS LTDA.	44.573.782/0001-23
Director	N/A	Brazilian – Brazil

Note
Mr. Danilo holds the position of Director in companies within the BR Partners Group. Mr. Danilo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
JOSÉ FLÁVIO FERREIRA RAMOS	315.119.536-91	Subordination	Idirect Subsidiary
Membro do Conselho de Administração	N/A	Brazilian – Brazil
Director

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Chief Executive Officer (CEO)	N/A	Brazilian – Brazil

Note
Mr. José Flávio holds the position of Chief Executive Officer (CEO) of BR Partners Banco de Investimento S.A. Mr. José Flávio owns shares in companies within the BR Partners Group, but does not hold controlling interest.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Exercício Social 31/12/2025

Officer/Director of the Issuer
MARCELO N. COSTA	456.317.433-53	Subordination	Idirect Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Marcelo holds the position of Director in companies within the BR Partners Group. Mr. Marcelo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
MARCELO N. COSTA	456.317.433-53	Subordination	Direct Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Director	N/A	Brazilian – Brazil

Note
Mr. Marcelo holds the position of Director in companies within the BR Partners Group. Mr. Marcelo owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS ASSESSORIA FINANCEIRA LTDA.	10.487.157/0001-47
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Idirect Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS HOLDCO PARTICIPAÇÕES S/A	18.377.554/0001-78
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS MERCADOS DE CAPITAIS LTDA.	44.573.782/0001-23
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Officer/Director of the Issuer
SÉRGIO CARBONE	022.604.388-65	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Sérgio holds the position of Director in companies within the BR Partners Group. Mr. Sérgio owns shares in companies within the BR Partners Group, but does not have controlling interest in them.

Identification	CPF/CNPJ	Type of relationship with the person involved	Related person identification
Job Title	Passaport	Nationality
Officer/Director of the Issuer
JEFFERSON DO COUTO KASA	283.327.448-30	Subordination	Idirect Subsidiary
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS BANCO DE INVESTIMENTO S/A	13.220.493/0001-17
Director	N/A	Brazilian – Brazil

Note
Mr. Jefferson holds the position of Director in companies within the BR Partners Group. Mr. Jefferson owns shares in companies within the BR Partners Group, but does not hold controlling interest.

Officer/Director of the Issuer
JEFFERSON DO COUTO KASA	283.327.448-30	Subordination	Direct Controlled
Director	N/A	Brazilian – Brazil

Pessoa Relacionada
BR PARTNERS GESTÃO DE RECURSOS LTDA.	11.159.192/0001-08
Director	N/A	Brazilian – Brazil

Note
Mr. Jefferson holds the position of Director in companies within the BR Partners Group. Mr. Jefferson owns shares in companies within the BR Partners Group, but does not hold controlling interest.

ANNEX IV – STATEMENT BY THE CANDIDATES FOR INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS SUBMITTED TO THE COMPANY

São Paulo, 10 de fevereiro de 2026.	São Paulo, February 10, 2026.
Ao Conselho de Administração da BRBI BR PARTNERS S.A.	To the Board of Directors of BRBI BR PARTNERS S.A.
Ref.: Declaração acerca da independência de candidato a membro do Conselho de Administração da BRBI BR PARTNERS S.A. para fins do Regulamento do Nível 2 da B3 S.A. – Brasil, Bolsa, Balcão	Re: Statement regarding the independence of a candidate for member of the Board of Directors of BRBI BR PARTNERS S.A. for purposes of the Level 2 Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão
Tendo em vista que as ações de emissão da BRBI BR PARTNERS S.A. ("**Companhia**") estão admitidas à negociação no segmento do Nível 2 da B3 S.A. – Brasil, Bolsa, Balcão ("**Nível 2**"), venho, por meio desta e para fins do Regulamento do Nível 2 ("**Regulamento do Nível 2**"), declarar que não:	Considering that the shares issued by BRBI BR PARTNERS S.A. (the "**Company**") are admitted to trading on the Level 2 segment of B3 S.A. – Brasil, Bolsa, Balcão ("**Level 2**"), I hereby declare, for the purposes of the Level 2 Listing Rules (the "**Level 2 Rules**"), that I do not:
(i) possuo qualquer vínculo com a Companhia;	(i) have any relationship with the Company;
(ii) sou acionista controlador, cônjuge ou parente até segundo grau daquele, e não sou nem fui, nos últimos 3 (três) anos, vinculado à sociedade ou entidade relacionada ao acionista controlador (sendo que pessoas vinculadas a instituições públicas de ensino e/ou pesquisa estão excluídas desta restrição);	(ii) am a controlling shareholder, spouse or relative up to the second degree of such controlling shareholder, and I am not nor I have been, in the past 3 (three) years, affiliated with a company or entity related to the controlling shareholder (provided that individuals affiliated with public educational and/or research institutions are excluded from this restriction);
(iii) fui, nos últimos 3 (três) anos, empregado ou diretor da Companhia, do acionista controlador ou de sociedade controlada pela Companhia;	(iii) have, in the past 3 (three) years, been an employee or officer of the Company, of the controlling shareholder or of any company controlled by the Company;
(iv) sou fornecedor ou comprador, direto ou indireto, de serviços e/ou produtos da Companhia, em magnitude que implique perda de independência;	(iv) am a direct or indirect supplier or purchaser of services and/or products of the Company, to an extent that would imply loss of independence;
(v) sou funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços e/ou produtos à Companhia, em magnitude que implique perda de independência;	(v) am an employee or officer of a company or entity that is offering or demanding services and/or products to or from the Company, to an extent that would imply loss of independence;
(vi) sou cônjuge ou parente até segundo grau de algum administrador da Companhia; e	(vi) am the spouse or relative up to the second degree of any officer of the Company; and
(vii) recebo outra remuneração da Companhia além daquela relativa ao cargo de conselheiro e membro do Comitê de Auditoria.	(vii) receive any compensation from the Company other than that related to my position as a member of the Board of Directors and of the Audit Committee.

Dessa forma, confirmo meu enquadramento como membro independente segundo os critérios estabelecidos pelo Regulamento do Nível 2 e solicito que esta declaração seja encaminhada à apreciação e ratificação da Assembleia Geral da Companhia. A presente declaração é celebrada em duas versões, em português e em inglês. Na hipótese de qualquer divergência, conflito ou inconsistência entre as versões, a versão em português prevalecerá para todos os fins e efeitos de direito. Sendo o que me cumpria para o momento, subscrevo.	Accordingly, I hereby confirm that I qualify as an independent member under the criteria set forth in the Level 2 Listing Rules and request that this statement be submitted for review and ratification by the Company's General Shareholders' Meeting. This statement is executed in two versions, in Portuguese and in English. In the event of any divergence, conflict or inconsistency between the versions, the Portuguese version shall prevail for all legal purposes. There being nothing further to address at this time, I hereby subscribe and sign.

DocuSigned by:

CARLA ALESSANDRA TREMATORE

São Paulo, 10 de fevereiro de 2026.	São Paulo, February 10, 2026.
Ao Conselho de Administração da BRBI BR PARTNERS S.A.	To the Board of Directors of BRBI BR PARTNERS S.A.
Ref.: Declaração acerca da independência de candidato a membro do Conselho de Administração da BRBI BR PARTNERS S.A. para fins do Regulamento do Nível 2 da B3 S.A. – Brasil, Bolsa, Balcão	Re: Statement regarding the independence of a candidate for member of the Board of Directors of BRBI BR PARTNERS S.A. for purposes of the Level 2 Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão
Tendo em vista que as ações de emissão da BRBI BR PARTNERS S.A. ("**Companhia**") estão admitidas à negociação no segmento do Nível 2 da B3 S.A. – Brasil, Bolsa, Balcão ("**Nível 2**"), venho, por meio desta e para fins do Regulamento do Nível 2 ("**Regulamento do Nível 2**"), declarar que não:	Considering that the shares issued by BRBI BR PARTNERS S.A. (the "**Company**") are admitted to trading on the Level 2 segment of B3 S.A. – Brasil, Bolsa, Balcão ("**Level 2**"), I hereby declare, for the purposes of the Level 2 Listing Rules (the "**Level 2 Rules**"), that I do not:
(i) possuo qualquer vínculo com a Companhia;	(i) have any relationship with the Company;
(ii) sou acionista controlador, cônjuge ou parente até segundo grau daquele, e não sou nem fui, nos últimos 3 (três) anos, vinculado à sociedade ou entidade relacionada ao acionista controlador (sendo que pessoas vinculadas a instituições públicas de ensino e/ou pesquisa estão excluídas desta restrição);	(ii) am a controlling shareholder, spouse or relative up to the second degree of such controlling shareholder, and I am not nor I have been, in the past 3 (three) years, affiliated with a company or entity related to the controlling shareholder (provided that individuals affiliated with public educational and/or research institutions are excluded from this restriction);
(iii) fui, nos últimos 3 (três) anos, empregado ou diretor da Companhia, do acionista controlador ou de sociedade controlada pela Companhia;	(iii) have, in the past 3 (three) years, been an employee or officer of the Company, of the controlling shareholder or of any company controlled by the Company;
(iv) sou fornecedor ou comprador, direto ou indireto, de serviços e/ou produtos da Companhia, em magnitude que implique perda de independência;	(iv) am a direct or indirect supplier or purchaser of services and/or products of the Company, to an extent that would imply loss of independence;
(v) sou funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços e/ou produtos à Companhia, em magnitude que implique perda de independência;	(v) am an employee or officer of a company or entity that is offering or demanding services and/or products to or from the Company, to an extent that would imply loss of independence;
(vi) sou cônjuge ou parente até segundo grau de algum administrador da Companhia; e	(vi) am the spouse or relative up to the second degree of any officer of the Company; and
(vii) recebo outra remuneração da Companhia além daquela relativa ao cargo de conselheiro e membro do Comitê de Auditoria.	(vii) receive any compensation from the Company other than that related to my position as a member of the Board of Directors and of the Audit Committee.

Dessa forma, confirmo meu enquadramento como membro independente segundo os critérios estabelecidos pelo Regulamento do Nível 2 e solicito que esta declaração seja encaminhada à apreciação e ratificação da Assembleia Geral da Companhia.	Accordingly, I hereby confirm that I qualify as an independent member under the criteria set forth in the Level 2 Listing Rules and request that this statement be submitted for review and ratification by the Company's General Shareholders' Meeting.
A presente declaração é celebrada em duas versões, em português e em inglês. Na hipótese de qualquer divergência, conflito ou inconsistência entre as versões, a versão em português prevalecerá para todos os fins e efeitos de direito.	This statement is executed in two versions, in Portuguese and in English. In the event of any divergence, conflict or inconsistency between the versions, the Portuguese version shall prevail for all legal purposes.
Sendo o que me cumpria para o momento, subscrevo.	There being nothing further to address at this time, I hereby subscribe and sign.

Signed by:

Eduardo Gentil

EDUARDO BUNKER GENTIL

ANNEX V – INFORMATION FROM SECTION 8 OF THE REFERENCE FORM

(pursuant to Article 13, item II, of CVM Resolution No. 81/22)

8.1 - Compensation Policy or Practice

(a) Objectives of the compensation policy or practice, indicating whether the compensation policy was formally approved, the body responsible for its approval, and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted.

The Company did not have a compensation policy in effect in the fiscal year ended December 31, 2019. On July 20, 2020, at a meeting of the Board of Directors, the Company’s compensation policy was approved and has since been reviewed from time to time by the Company’s People and Compensation Committee (the “Compensation Policy”). The Company has chosen not to disclose its Compensation Policy.

The Compensation Policy establishes the guidelines to be observed with respect to the compensation of the members of the Board of Directors, the Executive Officers, the members of the Fiscal Council (when installed), and other employees of the Company and its subsidiaries. The Compensation Policy highlights that: (i) the pro labore of any officer of the Company and/or its subsidiaries shall be determined by the Compensation Committee; and (ii) the maximum initial monthly salary for the hiring of any employee of the Company and/or its subsidiaries shall be R$ 25,000.00.

The objectives of the Compensation Policy are:

(i)	to measure and manage the individual performance of each member of the Company’s management, its subsidiaries, as well as the employees of the Company and its subsidiaries, in line with the Company’s strategies and objectives; and

(ii)	to ensure the quality and commitment of the members of the Company’s management and its subsidiaries, as well as the employees of the Company and its subsidiaries, ensuring adequate levels of attraction, retention and motivation, thereby increasing participation in the creation of value for the BR Partners Group.

Additionally, the Company’s Compensation Policy establishes, as the annual cap for total compensation of officers and employees, a limit corresponding to 30% of the Compensation Index for the year.

(b) Practices and procedures adopted by the Board of Directors to determine the individual compensation of the members of the Board of Directors and the Executive Officers, indicating:

(i) Bodies and committees that participate in the decision-making process and how they participate

The Board of Directors aims to establish the compensation policies and guidelines for the Directors and Executive Officers of the Company, its subsidiaries, and the other employees of the Company’s economic group, based on the performance targets established by the Board of Directors and/or by the management of the Company’s subsidiaries, as applicable. The Board of Directors is responsible for the supervision, implementation, operationalization and review of the Compensation Policy, governing its activities and functions in accordance with the terms and conditions set forth in the applicable laws and regulations.Accordingly, the Board of Directors shall:

i.	annually review the Compensation Policy, in order to ensure, among other things, that the policy is compatible with the Company’s risk management structure, strategy and values, recommending its correction or improvement, as necessary;

ii.	annually propose the aggregate amount of the Company’s management compensation to be submitted to the Annual General Meeting, pursuant to Article 152 of Law No. 6,404/76;

iii.	assess future scenarios, both internal and external, and their possible impacts on the Compensation Policy;

iv.	analyze the compensation policies of the Company’s subsidiaries’ management in relation to market practices, with a view to identifying significant discrepancies in comparison with the market and proposing the necessary adjustments; and

v.	ensure that the Compensation Policy and the compensation policies of its subsidiaries remain permanently compatible with the Company’s management policy, as well as with the current and future goals and financial condition of the Company and its subsidiaries;

(ii) Criteria and methodology used to set individual compensation

The compensation of the Company’s Officers and Directors is established based on market surveys and individual performance, in accordance with the principle of aligning the interests of management with the interests of the Company.

Previously agreed performance indicators are taken into consideration in determining each component of management compensation, primarily established through individual goals in accordance with the competency and performance scale adopted by the organization.

In addition to the assessment of the achievement of their specific goals, each officer and director is also evaluated based on the principles adopted by the Company, namely:

i.	strategic focus;

ii.	people (partnership mindset, teamwork, hard-working and hands-on approach, and talent development); and

iii.	performance-based management (meritocracy, entrepreneurship, excellence, and focus on results and costs).

The calculation of compensation takes into account market compensation levels, the competitive positioning of the Company and its subsidiaries, as well as the professional qualifications and technical expertise of the officer or director.

Monitoring of compensation practices in the market is carried out through salary surveys conducted with institutions of similar size and with the same business focus as the Company’s subsidiaries, using as an input for internal decision-making the percentage variation in compensation across the different management positions within the organization (e.g., executive officer, member of the board of directors, etc.).

(iii) Frequency and manner in which the Board of Directors assesses the adequacy of the compensation policy

The Board of Directors reviews the Compensation Policy on an annual basis, recommending, whenever necessary, its correction or enhancement.

(c) Composition of compensation

(i) Description of the various elements that comprise compensation

Executive Officers

The compensation of the members of the Company’s statutory executive officers and non-statutory executive officers currently consists of fixed compensation, variable compensation, subject to the achievement of individual and collective goals, and share-based compensation, as described in item 8.4 of this Reference Form.

Fixed compensation of the Executive Officers

The fixed compensation of statutory and non-statutory executive officers comprises: (i) a base salary or pro labore, intended to compensate for the services rendered, in line with general market conditions; and (ii) general benefits, including medical assistance, meal vouchers and food vouchers, intended to offer an attractive benefits package consistent with general market practices.

Variable compensation of the Executive Officers

The variable compensation of statutory and non-statutory executive officers consists of the payment of bonuses to executives, with the purpose of directing their actions toward the achievement of the Company’s or its subsidiaries’ short-term strategic plans, in order to meet the interests of the Company’s investors, clients and other stakeholders, and is subject to the achievement of individual and collective targets.

Board of Directors

The compensation of the members of the Board of Directors currently consists of fixed compensation and variable compensation.

Fixed compensation of the Board of Directors

The fixed compensation of the Board of Directors comprises the base pro labore, intended to remunerate the services rendered, in accordance with general market conditions.

Variable compensation of the Board of Directors

AThe variable compensation of the Board of Directors consists of the payment of bonuses to members of the Board of Directors, with the purpose of directing their actions toward the achievement of the Company’s and/or its subsidiaries’ strategic plans, in order to meet the interests of the Company’s investors, clients and other stakeholders, based on the Company’s results.

The tables below present the proportion of each element in the composition of total compensation for the last three fiscal years:

Fiscal Year Ended December 31, 2025
% of Total Compensation
Compensation Components	Board of Directors	Executive Officers	Fiscal Council
Base Salary	100%	65%	-
Variable Compensation	0%	35%	-
Share-Based Compensation	0%	0%	-
TOTAL	100%	100%	0%

Fiscal Year Ended December 31, 2024
% of Total Compensation
Compensation Components	Board of Directors	Executive Officers	Fiscal Council
Base Salary	100%	86%	-
Variable Compensation	0%	14%	-
Share-Based Compensation	0%	0%	-
TOTAL	100%	100%	0%

Fiscal Year Ended December 31, 2023
% em relação à remuneração total
Compensation Components	Board of Directors	Executive Officers	Fiscal Council
Base Salary	100%	79%	-
Variable Compensation	0%	21%	-
Share-Based Compensation	0%	0%	-
TOTAL	100%	100%	0%

Some members of the Company’s Board of Directors and Executive Officers were partially compensated by the Company. Such members also held management positions in the Company’s subsidiaries during the same period and received part of their compensation directly from such subsidiaries. The tables above include the amounts paid by the Company and its subsidiaries. Certain members of the Board of Directors are also members of the Executive Board, and the compensation of such members is included in the compensation of the Board of Directors.

●	Methodology for calculating and adjusting each element of compensation

The Board of Directors is the body responsible for evaluating compensation adjustments. In order to establish the compensation of the members of the statutory Executive Officers, non-statutory Executive Officers and the Board of Directors, the Board of Directors conducts periodic market surveys to assess whether the criteria and conditions related to the compensation offered are satisfactory and whether they allow the achievement of the objectives of each compensation component of such bodies, as described in item (i) above. Based on such surveys and on the Company’s compensation policies and incentive plans, the Board of Directors establishes the compensation amounts of the Company’s governing bodies and their respective periodic adjustments, whenever deemed necessary. In addition to the analysis of market salary movements presented by salary and benefits surveys, as described above, the compensation amounts of the Company’s management may also be adjusted based on official inflation indices.

●	Main performance indicators taken into consideration

Board of Directors:

The performance indicators considered in determining the compensation of the members of the Board of Directors, whether fixed or variable, when applicable, are essentially based on the achievement of individual goals, in accordance with the competency and results scale adopted by the organization. The following criteria are taken into account: (i) strategic focus (customer focus, presence and long-term global thinking); (ii) people (partnership mindset, teamwork, hard-working and hands-on approach, and talent development); (iii) performance-based management (meritocracy, entrepreneurship, excellence, and focus on results and costs); and (iv) achievement of goals.

Executive Officers:

The performance indicators considered in determining the compensation of the members of the Executive Board, whether fixed or variable, when applicable, are also essentially based on the achievement of individual goals, in accordance with the competency and results scale adopted by the organization. The following criteria are taken into account: (i) strategic focus (customer focus, presence and long-term global thinking); (ii) people (partnership mindset, teamwork, hard-working and hands-on approach, and talent development) ;(iii) performance-based management (meritocracy, entrepreneurship, excellence, and focus on results and costs); and (iv) achievement of goals.

(iv) Reasons justifying the composition of compensation

The reasons justifying the composition of the compensation paid to the Company’s management are the pursuit of qualified professionals, incentives to improve management performance, and the retention of executives, aiming at gains derived from commitment to short- and long-term results.

The Company recognizes the growing importance of ESG criteria in management and performance evaluation and believes that integrating such indicators into variable compensation practices is an important step toward aligning management interests with long-term sustainable objectives. The formal implementation of ESG indicators linked to variable compensation in the Company’s compensation policy or practice has not yet been adopted. However, the Company applies governance and performance evaluation practices that indirectly consider ESG aspects, although such criteria have not yet been formally incorporated into its compensation policy.

(v) Unpaid members

Not applicable. All members of the Company’s management receive their compensation, in whole or in part, from the Company. Members of the Board of Directors and Executive Officers who do not receive their entire fixed compensation directly from the Company receive it through Company-controlled subsidiaries in which they also hold management positions.

(d) Existence of compensation borne by subsidiaries or direct or indirect controlling entities

With the exception of the Company’s independent directors and the Investor Relations Officer, the other members of the Company’s management receive part of their compensation from the respective subsidiaries of the Company in which they also perform management functions. For information regarding the amounts borne by the Company’s subsidiaries, please refer to item 8.19 of this Reference Form.

(e) Existence of any compensation or benefit linked to the occurrence of a specific corporate event, such as a change of control of the issuer

Not applicable. The Company does not have any compensation or benefit linked to the occurrence of corporate events.

8.2 - Total Compensation by Governing Body

Total Compensation Estimated for the Current Fiscal Year (12/31/2026) – Annual Amounts*

	Board of Directors	Executive Officers	Fiscal Council	Total
Total number of members	6	7	N/A	13
Number of compensated members	6	7	N/A	13
Annual fixed compensation
Salary or pro labore	R$16,400,000.00	R$9,700.000.00	N/A	R$26,100,000.00
Direct and indirect benefits	R$1,300.000.00	R$800,000.00	N/A	R$2,100,000.00
Committee participation	R$600,000.00	0	N/A	R$600,000.00
Other	0	0	N/A	0
Description of other fixed compensation	-	-	N/A	0
Variable Compensation
Bonuses	0	R$1,200,000.00	N/A	R$1,200,000.00
Profit sharing	0	0	N/A	0
Meeting attendance	0	0	N/A	0
Commissions	0	0	N/A	0
Outros	0	0	N/A	0
Description of other variable compensation	0	0	N/A	0
Post-employment	0	0	N/A	0
Termination of office	0	0	N/A	0
Share-based compensation, including options	0	0	N/A	0
Notes

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Board of Directors was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Statutory Executive Officers was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form.

			N/A
Total compensation	R$18,300,000.00	R$11,700,000.00	N/A	R$30,000,000.00

*	Certain members of the Board of Directors are also members of the Executive Board, and the compensation of such members is included in the compensation of the Board of Directors.

Total Compensation for the Fiscal Year Ended December 31, 2025 – Annual Amounts*

	Board of Directors	Executive Officers	Fiscal Council	Total
Total number of members	6	7	N/A	13
Number of compensated members	6	7	N/A	13
Annual fixed compensation
Salary or pro labore	R$11,760,000.00	R$6,932,207.08	N/A	R$18,692,207.08
Direct and indirect benefits	R$951,390.30	R$608,599.62	N/A	R$1,559,989.92
Committee participation	R$315,000.00	0	N/A	R$315,000.00
Other	0	0	N/A	0
Description of other fixed compensation	-	-	N/A	0
Variable compensation
Bonuses	0	R$919,999.99	N/A	R$919,999.99
Profit sharing	0	0	N/A	0
Meeting attendance	0	0	N/A	0
Commissions	0	0	N/A	0
Outros	0	0	N/A	0
Description of other variable compensation	0	0	N/A	0
Post-employment	0	0	N/A	0
Termination of office	0	0	N/A	0
Share-based compensation, including options	0	0	N/A	0
Notes

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Board of Directors was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Statutory Executive Officers was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form.

			N/A
Total compensation	R$13,026,390.30	R$8,460,806.69	N/A	R$21,487,196.99

*	Certain members of the Board of Directors are also members of the Executive Board, and the compensation of such members is included in the compensation of the Board of Directors.

Total Compensation for the Fiscal Year Ended December 31, 2024 – Annual Amounts*

	Board of Directors	Executive Officers	Fiscal Council	Total
Total number of members	6	6	N/A	12
Number of compensated members	6	6	N/A	12
Annual fixed compensation
Salary or pro labore	R$12,940,000.00	R$ 7,760,292.31	N/A	R$20,700,292.31
Direct and indirect benefits	R$ 924,838.91	R$ 599,882.96	N/A	R$1,524,721.87
Committee participation	0	0	N/A	0
Other	0	0	N/A	0
Description of other fixed compensation	-	-	N/A	0
Variable compensation
Bonuses	0	R$1,258,540.20	N/A	R$1,258,540.20
Profit sharing	0	0	N/A	0
Meeting attendance	0	0	N/A	0
Commissions	0	0	N/A	0
Outros	0	0	N/A	0
Description of other variable compensation	0	0	N/A	0
Post-employment	0	0	N/A	0
Termination of office	0	0	N/A	0
Share-based compensation, including options	0	0	N/A	0
Notes

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Board of Directors was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Statutory Executive Officers was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form.

			N/A
Total compensation	R$13,864,838.91	R$9,618,715.47	N/A	R$23,483,554.38

*	Certain members of the Board of Directors are also members of the Executive Board, and the compensation of such members is included in the compensation of the Board of Directors.

Total Compensation for the Fiscal Year Ended December 31, 2023 – Annual Amounts*

	Board of Directors	Executive Officers	Fiscal Council	Total
Total number of members	6	6	N/A	12
Number of compensated members	6	6	N/A	12
Annual fixed compensation
Salary or pro labore	R$1,084,000.00	R$666,502.40	N/A	R$1,750,502.40
Direct and indirect benefits	R$238,765.82	R$97,035.01	N/A	R$335,800.83
Committee participation	0	0	N/A	0
Other	0	0	N/A	0
Description of other fixed compensation	-	-	N/A	0
Variable compensation
Bonuses	0	R$1,157,330.06	N/A	R$1,157,330.06
Profit sharing	0	0	N/A	0
Meeting attendance	0	0	N/A	0
Commissions	0	0	N/A	0
Outros	0	0	N/A	0
Description of other variable compensation	0	0	N/A	0
Post-employment	0	0	N/A	0
Termination of office	0	0	N/A	0
Share-based compensation, including options	0	0	N/A	0
Notes

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Board of Directors was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form

Pursuant to OFFICIAL LETTER/CIRCULAR/ANNUAL-2024-CVM/SEP, the number of members of the Statutory Executive Officers was determined based on the annual average number of members of such body, calculated monthly, with two decimal places.

The amounts refer to compensation to be paid by the Company and its subsidiaries to the Company’s management. For further information, please refer to item 8.20 of this Reference Form.

			N/A
Total compensation	R$1,322,765.82	R$1,920,867.47	N/A	R$3,243,633.29

*	Alguns membros do Conselho de Administração também são membros da Diretoria, sendo que a remuneração de tais membros encontra-se computada na remuneração do Conselho de Administração.

8.3 - Variable Compensation

Variable Compensation Forecast for the Current Fiscal Year (12/31/2026)
	Board of Directors	Executive Officers		Fiscal Council	Total
Total number of members	6		7	-		13
Number of compensated members	0		2	-		2
Explanation	Board members do not receive variable compensation.		0%	-		-
WITH RESPECT TO THE BONUS
Minimum amount provided for in the compensation plan	0.00		0,00	-		0,00
Maximum amount provided for in the compensation plan	0.00	R$	1,100,000.00	-	R$	1,100,000.00
Amount provided for in the compensation plan, assuming targets were achieved	0.00	R$	1,100,000.00	-	R$	1,100,000.00
Amount effectively recognized in the fiscal year	0.00	R$	1,100,000.00	-	R$	1,100,000.00
WITH RESPECT TO PROFIT SHARING
Minimum amount provided for in the compensation plan	0.00		0.00	-		0.00
Maximum amount provided for in the compensation plan	0.00		0.00	-		0.00
Amount provided for in the compensation plan, assuming targets were achieved	0.00		0.00	-		0.00
Amount effectively recognized in the fiscal year	0.00		0.00	-		0.00

Variable Compensation for the Fiscal Year Ended December 31, 2025
	Board of Directors	Executive Officers		Fiscal Council	Total
Total number of members	6		7	-		13
Number of compensated members	0		2	-		2
Explanation	Board members do not receive variable compensation.		0%	-		-
WITH RESPECT TO THE BONUS
Minimum amount provided for in the compensation plan	0.00		0.00	-		0.00
Maximum amount provided for in the compensation plan	0.00	R$	920,000.00	-	R$	920,000.00
Amount provided for in the compensation plan, assuming targets were achieved	0.00	R$	920,000.00	-	R$	920,000.00
Amount effectively recognized in the fiscal year	0.00	R$	919,999.99	-	R$	919,999.99
WITH RESPECT TO PROFIT SHARING
Minimum amount provided for in the compensation plan	0.00		0.00	-		0.00
Maximum amount provided for in the compensation plan	0.00		0.00	-		0.00
Amount provided for in the compensation plan, assuming targets were achieved	0.00		0.00	-		0.00
Amount effectively recognized in the fiscal year	0.00		0.00	-		0.00

Variable Compensation for the Fiscal Year Ended December 31, 2024
	Board of Directors	Executive Officers		Fiscal Council	Total
Total number of members	6		6	-		12
Number of compensated members	0		2	-		2
Explanation	Board members do not receive variable compensation.		0%	-		-
WITH RESPECT TO THE BONUS
Minimum amount provided for in the compensation plan	0.00		0.00	-		0.00
Maximum amount provided for in the compensation plan	0.00	R$	1,258,540.22	-	R$	1,258,540.22
Amount provided for in the compensation plan, assuming targets were achieved	0.00	R$	1,258,540.22		R$	1,258,540.22
Amount effectively recognized in the fiscal year	0.00	R$	1,258,540.22		R$	1,258,540.22
WITH RESPECT TO PROFIT SHARING
Minimum amount provided for in the compensation plan	0.00		0.00	-		0.00
Maximum amount provided for in the compensation plan	0.00		0.00	-		0.00
Amount provided for in the compensation plan, assuming targets were achieved	0.00		0.00	-		0.00
Amount effectively recognized in the fiscal year	0.00		0.00	-		0.00

Variable Compensation for the Fiscal Year Ended December 31, 2023
	Board of Directors	Executive Officers		Fiscal Council	Total
Total number of members	6		6	-		12
Number of compensated members	0		4	-		4
Explanation	Board members do not receive variable compensation.		0%	-
WITH RESPECT TO THE BONUS
Minimum amount provided for in the compensation plan	0,00		0,00	-		0,00
Maximum amount provided for in the compensation plan	0,00	R$	6,700,000.00	-	R$	6,700,000.00
Amount provided for in the compensation plan, assuming targets were achieved	0,00	R$	6,700,000.00	-	R$	6,700,000.00
Amount effectively recognized in the fiscal year	0,00		0,00	-		0,00
WITH RESPECT TO PROFIT SHARING
Minimum amount provided for in the compensation plan	0.00		0.00	-		0.00
Maximum amount provided for in the compensation plan	0.00		0.00	-		0.00
Amount provided for in the compensation plan, assuming targets were achieved	0.00		0.00	-		0.00
Amount effectively recognized in the fiscal year	0.00		0.00	-		0.00

8.4 - Share-based Compensation Plan

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025, and there is no expectation of implementing such a plan in the current fiscal year.

8.5 - Share-based Compensation (Stock Options)

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025, and there is no expectation of implementing such a plan in the current fiscal year.

8.6 - Grant of Stock Options

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025, and there is no expectation of any grants in the current fiscal year.

8.7 - Stock Options Exercised and Shares Delivered in Connection with Share-based Compensation of the Board of Directors and the Statutory Executive Board

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025, and there is no expectation of any share delivery in the current fiscal year.

8.8 - Stock Options Exercised and Shares Delivered

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025.

8.9 - Share-based Compensation to Be Delivered to Beneficiaries

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025.

8.10 - Grant of Shares

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025.

8.11 - Shares Delivered

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025.

8.12 - Pricing of Shares / Stock Options

The Company did not have a share-based compensation plan in the form of stock options for its officers and employees in the fiscal year ended December 31, 2025.

8.13 - Equity Interests Held by Governing Body

The table below sets forth the consolidated ownership interests in shares and quotas issued by BR Partners Holdco Participações S.A. and Black River Holding e Participações e Investimentos Ltda., the Company’s controlling shareholders, held by members of the Board of Directors and the Statutory Executive Board as of December 31, 2025:

	Shares of BR Partners Holdco Participações S.A.		Shares of Black River Holding e Investimentos Ltda.
Governing Body	Quantity	%	Quantity	%
Board of Directors (1)	7,478,714,020	64.44	209,929,259	100
Executive Officers (2)	2,144,066,779	18.48	0	0

(1)	Includes equity interests held by directors who are also members of the Company’s Board of Directors.
(2)	Excludes equity interests held by executive officers who are also members of the Company’s Board of Directors.

As of December 31, 2025, the members of the Company’s Board of Directors and Statutory Executive Board did not hold any other shares or quotas, or any other securities convertible into shares or quotas, issued by the Company, its subsidiaries, or entities under its common control.

8.14 - Pension Plans

Not applicable, as the Company and its subsidiaries do not offer pension plans to members of the Board of Directors or to the Executive Officers.

8.15 - Minimum and Average Individual Compensation of the Board of Directors, the Statutory Executive Officers and the Fiscal Council

Annual Amounts	Statutory Executive Officers						Board of Directors						Fiscal Council
	12/31/2025		12/31/2024		12/31/2023		12/31/2025		12/31/2024		12/31/2023		12/31/2025	12/31/2024	12/31/2023
Total number of members		7		6		6		6		6		5.83	N/A	N/A	N/A
Number of compensated members		7		6		6		6		6		6	N/A	N/A	N/A
Highest compensation amount (R$)	R$	2,829,724.23	R$	3,129,955.15	R$	1,722,867.14	R$	2,915,173.47	R$	3,203,134.14	R$	555,112.08	N/A	N/A	N/A
Lowest compensation amount (R$)	R$	1,305,173.46	R$	1,270,298.80	R$	66,000.00	R$	782,670.24	R$	583,029.88	R$	503,653.74	N/A	N/A	N/A
Average compensation amount (R$)	R$	2,115,201.67	R$	2,404,678.87	R$	320,144.50	R$	2,171,065.05	R$	2,310,806.49	R$	208,588.56	N/A	N/A	N/A

Executive Officers
12/31/2025	Only one (1) member of the Company’s Executive Officers received compensation exclusively from the Company. The remaining executive officers, as they also hold management positions in the Company’s subsidiaries, received part of their compensation from the Company and part from such subsidiaries. The table above includes the amounts paid by the Company and its subsidiaries. Some members of the Board of Directors are also members of the Executive Board, and the compensation of such members is included in the compensation of the Board of Directors.
12/31/2024	Only one (1) member of the Company’s Executive Officers received compensation exclusively from the Company. The remaining executive officers, as they also hold management positions in the Company’s subsidiaries, received part of their compensation from the Company and part from such subsidiaries.
12/31/2023	Only one (1) member of the Company’s Executive Officers received compensation exclusively from the Company. The remaining executive officers, as they also hold management positions in the Company’s subsidiaries, received part of their compensation from the Company and part from such subsidiaries.
Board of Directors
12/31/2025	The Company’s Independent Directors received their compensation exclusively from the Company. The remaining directors, as they also hold management positions in the Company’s subsidiaries, received part of their compensation from the Company and part from such subsidiaries. The table above includes the amounts paid by the Company and its subsidiaries. Some members of the Board of Directors are also members of the Executive Board, and the compensation of such members is included in the compensation of the Board of Directors.
12/31/2024	The Company’s Independent Directors received their compensation exclusively from the Company. The remaining directors, as they also hold management positions in the Company’s subsidiaries, received part of their compensation from the Company and part from such subsidiaries.
12/31/2023	The Company’s Independent Directors received their compensation exclusively from the Company. The remaining directors, as they also hold management positions in the Company’s subsidiaries, received part of their compensation from the Company and part from such subsidiaries.
Fiscal Council
12/31/2025	N/A
12/31/2024	N/A
12/31/2023	N/A

8.16 - Compensation / Indemnification Mechanisms

Not applicable, as the Company does not have compensation or indemnification mechanisms for its officers in the event of removal from office or retirement.

8.17 - Percentage of Related Parties in Compensation

The table below presents the percentage of total compensation held by officers and members of the Fiscal Council who are related parties to the controlling shareholders over the last three fiscal years and the forecast for the current fiscal year:

	Fiscal year ended December 31
	2026 (forecast)	2025	2024	2023
Board of Directors	90%	88%	90%	90%
Executive Officers	0%	0%	0%	0%
Fiscal Council	N/A	N/A	N/A	N/A

The table above includes the amounts paid by the Company and its subsidiaries. Some members of the Board of Directors are also members of the Executive Officers, and the compensation of such members is included in the compensation of the Board of Directors.

8.18 - Compensation – Other Functions

No amounts were recognized, and for the current fiscal year there is no expectation of recognizing amounts in the Company’s results as compensation to officers and members of the Fiscal Council, grouped by body, received for any reason other than the function they perform in the Company and its subsidiaries over the last three fiscal years.

8.19 - Compensation Recognized by the Controlling / Controlled Entities

The table below presents the compensation of officers and members of the Fiscal Council recognized in the results of direct or indirect controlling shareholders, entities under common control, and subsidiaries of the Company over the last three fiscal years and the forecast for the current fiscal year:

Forecast for the fiscal year ending December 31, 2026 (R$ thousands) Compensation received due to holding management positions in subsidiaries*

	Board of Directors	Executive Officers	Fiscal Council	Total
Direct and indirect controllers	0	0	N/A	0
Subsidiaries	15,438	8,312	N/A	23,750
Entities under common control	0	0	N/A	0

*	The forecast information for 2026 above is included in the table in item 8.2.

Fiscal year ended December 31, 2025 (R$ thousands) Compensation received as a result of holding management positions in subsidiaries

	Board of Directors	Executive Officers	Fiscal Council	Total
Direct and indirect controllers	0	0	N/A	0
Subsidiaries	11,128	5,883	N/A	17,011
Entities under common control	0	0	N/A	0

*	Some members of the Board of Directors are also members of the Executive Officers, and the compensation of such members is included in the compensation of the Board of Directors.

Fiscal year ended December 31, 2024 (R$ thousands) Compensation received as a result of holding management positions in subsidiaries

	Board of Directors	Executive Officers	Fiscal Council	Total
Direct and indirect controllers	0	0	N/A	0
Subsidiaries	12,378	6,246	N/A	18,624
Entities under common control	0	0	N/A	0

*	Some members of the Board of Directors are also members of the Executive Officers, and the compensation of such members is included in the compensation of the Board of Directors.

Fiscal year ended December 31, 2023 (R$ thousands) Compensation received as a result of holding management positions in subsidiaries

	Board of Directors	Executive Officers	Fiscal Council	Total
Direct and indirect controllers	0	0	N/A	0
Subsidiaries	12,276	6,643	N/A	18,919
Entities under common control	0	0	N/A	0

*	Some members of the Board of Directors are also members of the Executive Officers, and the compensation of such members is included in the compensation of the Board of Directors.

8.20 - Other Relevant Information

As of fiscal year 2024, the Company’s management, with the aim of providing greater transparency to its shareholders, began submitting to the approval of the General Meeting the proposal for the aggregate compensation of the Company’s officers, taking into account the positions held by such officers in the Company and its subsidiaries. Accordingly, as of fiscal year 2024, all amounts included in relation to officers’ compensation also include the amounts paid by the Company and its subsidiaries to the Company’s officers, in connection with the positions held by such officers in the respective entities.

Amounts included for fiscal years prior to 2024 refer solely to amounts paid by the Company, unless otherwise specified in the relevant item